
13000600

2012 Annual Report

REACHING OUT

IT'S WHAT WE DO EVERY DAY



Home HB Bancorp, Inc.

Good for business. Good for life.


Home HB Bancorp, Inc.

Across South Louisiana, Home Bank is proud to serve as an advocate, trusted advisor and friend to the families and businesses of our communities. We're reaching out, building relationships and going above and beyond to serve. It's what we do every day.

Board of Directors

Michael P. Maraist
Chairman of the Board

John W. Bordelon
President & Chief Executive Officer

Henry W. Busch, Jr.
Secretary

Paul J. Blanchet III

Dr. Richard J. Bourgeois

Dr. John A. Hendry

Marc W. Judice

www.home24bank.com



April 4, 2013

To Our Valued Shareholders:

For those of us who grew up in Louisiana, we were often besieged with reports of our state being on the bottom of all the *good* lists and the top of all the *bad* lists. Fortunately, much has changed over the past 20 years in Louisiana to improve our business environment, education system and quality of life. From *Forbes* magazine's declaration of Louisiana as "America's new frontier for business opportunity" to top-tier business climate rankings from other publications, business leaders around the country are taking notice of our progress. Given our presence in the state's four most vibrant markets of Acadiana, Baton Rouge, New Orleans and the Northshore, our company has benefited considerably from Louisiana's advancement.

We earned a record $9.2 million in 2012. The past year's highlights include:

- Core deposits grew 16%;
- Our net interest margin of 4.79% continued to outperform the industry;
- Gains on the sale of mortgage loans of $2.0 million exceeded expectations; and
- Tangible book value per share improved an additional 10% to $18.73 at year end.

We attribute much of our success over the past few years to our disciplined acquisition strategy, focus on enhancing the customer experience and improvements in our internal processes. We are proud to have produced such results without compromising our conservative loan underwriting standards or our interest rate risk position. We will continue to manage our Company for long-term success.

While we made many positive changes to improve efficiency and effectiveness in 2012, many opportunities remain. We will devote considerable attention to capitalizing on those opportunities during 2013.

We also expect 2013 to offer many challenges. Despite Louisiana's strong economy and outlook, the national economic picture, the prolonged low interest rate environment and increased compliance costs will continue to weigh on the industry throughout the year. In the midst of these challenges, we resolve to work even harder to demonstrate to our customers, especially small to mid-sized companies across South Louisiana, how partnering with Home Bank can improve their bottom lines.

Thank you for your investment in our Company and your confidence in our future.

Sincerely,

John W. Bordelon
President and Chief Executive Officer


Home HB Bancorp, Inc.

www.home24bank.com

Form 10-K
For the Year Ended December 31, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: December 31, 2012

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _________ to _________

Commission File Number: 001-34190

HOME BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Louisiana	**71-1051785**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**
503 Kaliste Saloom Road, Lafayette, Louisiana	**70508**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (337) 237-1960

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $0.01 par value per share	**The Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: none

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the 5,949,896 shares of the Registrant's common stock held by non-affiliates, based upon the closing price of $17.13 for the common stock on June 30, 2012, as reported by the Nasdaq Stock Market, was approximately $101.9 million. Shares of common stock held by the registrant's executive officers, directors and certain benefit plans have been excluded since such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of common stock outstanding as of March 7, 2013: 7,419,578

DOCUMENTS INCORPORATED BY REFERENCE

Set forth below are the documents incorporated by reference and the part of the Form 10-K into which the document is incorporated:

Portions of the definitive Proxy Statement for the 2013 Annual Meeting of Shareholders are incorporated by reference into Part III, Items 10-14 of this Form 10-K.

HOME BANCORP, INC.
2012 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward looking statements (as defined in the Securities Exchange Act of 1934 and the regulations hereunder). Forward looking statements are not historical facts but instead represent only the beliefs, expectations or opinions of Home Bancorp, Inc. and its management regarding future events, many of which, by their nature, are inherently uncertain. Forward looking statements may be identified by the use of such words as: "believe", "expect", "anticipate", "intend", "plan", "estimate", or words of similar meaning or future or conditional terms such as "will", "would", "should", "could", "may", "likely", "probably", or "possibly." Forward looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks, uncertainties and assumptions, many of which are difficult to predict and generally are beyond the control of Home Bancorp, Inc. and its management, that could cause actual results to differ materially from those expressed in, or implied or projected by, forward looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward looking statements: (1) economic and competitive conditions which could affect the volume of loan originations, deposit flows and real estate values; (2) the levels of noninterest income and expense and the amount of loan losses; (3) competitive pressure among depository institutions increasing significantly; (4) the low interest rate environment causing reduced interest margins; (5) general economic conditions, either nationally or in the markets in which Home Bancorp, Inc. is or will be doing business, being less favorable than expected;(6) political and social unrest, including acts of war or terrorism; (7) we may not fully realize all the benefits we anticipated in connection with our acquisitions or our assumptions may prove to be inaccurate; or (8) legislation or changes in regulatory requirements adversely affecting the business of Home Bancorp, Inc. Home Bancorp, Inc. undertakes no obligation to update these forward looking statements to reflect events or circumstances that occur after the date on which such statements were made.

As used in this report, unless the context otherwise requires, the terms "we," "our," "us," or the "Company" refer to Home Bancorp, Inc., a Louisiana corporation, and the term "Bank" refers to Home Bank, a federally chartered savings bank and wholly owned subsidiary of the Company. In addition, unless the context otherwise requires, references to the operations of the Company include the operations of the Bank.

PART I

Item 1. Business.

General. Home Bancorp, Inc. (the "Company") is a Louisiana corporation that became the holding company for Home Bank in October 2008 upon the Bank's mutual to stock conversion. Home Bank (the "Bank") is a federally chartered community-oriented savings bank which was originally organized in 1908 and is headquartered in Lafayette, Louisiana. The Bank, which is a wholly owned subsidiary of the Company, currently conducts business through 22 banking offices in the Greater Lafayette, Baton Rouge, Greater New Orleans and Northshore (of Lake Ponchartrain) regions of south Louisiana.

The Bank is primarily engaged in attracting deposits from the general public and using those funds to invest in loans and securities. Our principal sources of funds are customer deposits, repayments of loans, repayments of investments and funds borrowed from outside sources such as the Federal Home Loan Bank ("FHLB") of Dallas. These funds are primarily used for the origination of loans, including one-to-four-family first mortgage loans, home equity loans and lines, commercial real estate loans, construction and land loans, multi-family residential loans, commercial and industrial loans and consumer loans. The Bank derives its income principally from interest earned on loans and investment securities and, to a lesser extent, from fees received in connection with the origination of loans, service charges on deposit accounts and for other services. The Bank's primary expenses are interest expense on deposits and borrowings and general operating expenses.

We are an active originator of residential home mortgage loans in our market area. Historically, Home Bank was a traditional thrift institution with an emphasis on fixed-rate long-term single-family residential first mortgage loans. Over the course of the last decade plus, we have shifted our emphasis on the loan products we offer and increased our efforts to originate commercial real estate loans and commercial and industrial loans. Commercial real estate loans and commercial and industrial loans are deemed attractive due to their generally higher yields and shorter anticipated lives compared to single-family residential mortgage loans. In addition, the Bank views commercial real estate and commercial and industrial loans as attractive lending products because the Bank's commercial borrowers typically maintain deposit accounts at the Bank, increasing the Bank's core deposits.

The Company's headquarters office is located at 503 Kaliste Saloom Road, Lafayette, Louisiana, and our telephone number is (337) 237-1960. We maintain a website at www.home24bank.com, and we provide our customers with online banking services. Information on our website should not be considered a part of this Annual Report on Form 10-K.

Market Area and Competition

The Bank has four primary market areas across south Louisiana: Greater Lafayette, Baton Rouge, Greater New Orleans and the Northshore (of Lake Ponchartrain). In 2007, the Company expanded its operations into Baton Rouge, Louisiana, which is approximately 55 miles east of Lafayette. The Bank currently operates three banking offices in Baton Rouge. In 2010, the Company expanded into the Northshore (of Lake Ponchartrain) through a Federal Deposit Insurance Corporation ("FDIC") assisted transaction of the former Statewide Bank ("Statewide"). The Bank currently operates six banking offices in the Northshore region. In 2011, the Company expanded into the Greater New Orleans area, which is approximately 140 miles east of Lafayette, through its acquisition of GS Financial Corporation ("GSFC") and its subsidiary, Guaranty Savings Bank ("Guaranty"). The Bank currently operates four banking offices in the Greater New Orleans area. For additional information on our acquisition activity in 2011 and 2010, see Part II, Item 7 in this Annual Report on Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Overview."

We face significant competition in originating loans and attracting deposits. This competition stems primarily from commercial banks, other savings banks and savings associations, credit unions and mortgage-banking companies. Many of the financial service providers operating in our market areas are significantly larger, and have greater financial resources, than us. We face additional competition for deposits from short-term money market funds and other corporate and government securities funds, mutual funds and from other non-depository financial institutions such as brokerage firms and insurance companies.

Supervision and Regulation

Set forth below is a brief description of certain laws relating to the regulation of Home Bancorp, Inc. and Home Bank. This description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General. Home Bank is subject to federal regulation and oversight by the Office of the Comptroller of the Currency ("OCC"). The Bank is also subject to regulation and examination by the FDIC, which insures the deposits of the Bank to the maximum extent permitted by law, and requirements established by the Federal Reserve Board ("FRB"). Federally chartered savings institutions are required to file periodic reports with the OCC and are subject to periodic examinations by the OCC and the FDIC. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders.

The Bank and the Company previously were regulated by the Office of Thrift Supervision ("OTS"). As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), the OTS was eliminated and, as of July 21, 2011, the regulatory oversight functions and authority of the OTS related to the Bank were transferred to the OCC and the regulatory oversight functions and authority of the OTS related to the Company, which is a savings and loan holding company, were transferred to the FRB. See "Recently Enacted Regulatory Reform" for additional information regarding the Dodd-Frank Act.

Federal law provides the federal banking regulators with substantial enforcement powers. The OCC's enforcement authority over all savings institutions includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OCC. The FRB has comparable enforcement authority over the Company. Any change in such regulations could have a material adverse impact on the Company and the Bank.

Recently Enacted Regulatory Reform

On July 21, 2010, the President signed into law the Dodd-Frank Act. This act imposes new restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions. Many of the regulations implementing these changes have not been promulgated, so we cannot determine the full impact on our business and operations at this time.

The following aspects of the Dodd-Frank Act are related to the operations of the Bank:

- A new independent Consumer Financial Protection Bureau ("CFPB") was established within the FRB, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. However, smaller financial institutions, like the Bank, continue to be subject to the supervision and enforcement of their primary federal banking regulator with respect to federal consumer financial protection laws.
- Tier 1 capital treatment for "hybrid" capital items like trust preferred securities was eliminated subject to various grandfathering and transition rules.
- The prohibition on payment of interest on demand deposits was repealed.
- Deposit insurance was permanently increased to $250,000 and unlimited deposit insurance for noninterest-bearing transaction accounts was provided through the end of 2012.
- The deposit insurance assessment base calculation now equals the depository institution's total assets minus the sum of its average tangible equity during the assessment period.
- The minimum reserve ratio of the Deposit Insurance Fund increased to 1.35% of estimated annual insured deposits or assessment base; however, the FDIC is directed to "offset the effect" of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.

The following aspects of the Dodd-Frank Act are related to the operations of the Company:

- Authority over savings and loan holding companies was transferred to the FRB on July 21, 2011.
- Leverage capital requirements and risk based capital requirements applicable to depository institutions and bank holding companies will be extended to thrift holding companies. However, the FRB has not yet issued regulations that address the levels of these capital requirements or when they will apply to the Company.
- The Federal Deposit Insurance Act was amended to direct federal regulators to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries.
- Public companies are now required to provide their shareholders with a non-binding vote: (i) at least once every three years on the compensation paid to executive officers, and (ii) at least once every six years on whether they should have a "say on pay" vote every one, two or three years.

- A separate, non-binding shareholder vote is now required regarding golden parachutes for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments.
- Securities exchanges are required to prohibit brokers from using their own discretion to vote shares not beneficially owned by them for certain "significant" matters, which include votes on the election of directors, executive compensation matters, and any other matter determined to be significant.
- Stock exchanges, which include the Nasdaq, is prohibited from listing the securities of any issuer that does not have a policy providing for (i) disclosure of its policy on incentive compensation payable on the basis of financial information reportable under the securities laws, and (ii) the recovery from current or former executive officers, following an accounting restatement triggered by material noncompliance with securities law reporting requirements, of any incentive compensation paid erroneously during the three-year period preceding the date on which the restatement was required that exceeds the amount that would have been paid on the basis of the restated financial information.
- Disclosure in annual proxy materials is required concerning the relationship between the executive compensation paid and the financial performance of the issuer.
- Item 402 of Regulation S-K is amended to require companies to disclose the ratio of the Chief Executive Officer's annual total compensation to the median annual total compensation of all other employees.

Regulation of Home Bancorp, Inc.

Holding Company Acquisitions. Federal law generally prohibits a savings and loan holding company, without prior FRB approval, from acquiring the ownership or control of any other savings institution or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares of the savings institution or savings and loan holding company. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings institution not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the FRB.

The FRB may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Holding Company Activities. The Company is a unitary savings and loan holding company and is permitted to engage only in the activities permitted for financial holding companies under FRB regulations or for multiple savings and loan holding companies. Multiple savings and loan holding companies are permitted to engage in the following activities: (i) activities permitted for a bank holding company under section 4(c) of the Bank Holding Company Act (unless the FRB prohibits or limits such 4(c) activities); (ii) furnishing or performing management services for a subsidiary savings association; (iii) conducting any insurance agency or escrow business; (iv) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings association; (v) holding or managing properties used or occupied by a subsidiary savings association; (vi) acting as trustee under deeds of trust; or (vii) activities authorized by regulation as of March 5, 1987, to be engaged in by multiple savings and loan holding companies. Although savings and loan holding companies are not currently subject to specific capital requirements, recent legislation authorized the FRB to establish capital requirements for savings and loan holding companies. That legislation also authorized federal regulators to require depository institution holding companies to serve as a source of strength to their depository institution subsidiaries. The Bank is required to notify the FRB 30 days before declaring any dividend. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the FRB and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Declaration of Dividends. A savings institution, such as Home Bank, that is part of a savings and loan holding company structure must file a notice of declaration of a dividend with the FRB not less than 30 days prior to the proposed declaration of dividend by its board of directors.

Federal Securities Laws. We have registered our common stock with the SEC under Section 12(b) of the Securities Exchange Act of 1934. Accordingly, the Company is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions and certain other requirements under the Securities Exchange Act of 1934.

The Sarbanes-Oxley Act. As a public company, the Company is subject to the Sarbanes-Oxley Act of 2002 which addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our principal executive officer and principal financial officer are required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our independent auditors and the Audit Committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Regulation of Home Bank

General. As the primary federal regulator of Home Bank, the OCC has extensive authority over the operations of federally-chartered savings institutions. As part of this authority, Home Bank is required to file periodic reports with the OCC and is subject to periodic examinations by the OCC and the FDIC. The investment and lending authorities of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision is primarily intended for the protection of depositors and the Deposit Insurance Fund.

The OCC's enforcement authority over all savings institutions includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OCC.

Insurance of Accounts. The deposits of Home Bank are insured to the maximum extent permitted by the Deposit Insurance Fund and are backed by the full faith and credit of the U.S. government. The recently enacted financial institution reform legislation permanently increased deposit insurance on most accounts to $250,000. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings institutions.

The FDIC's risk-based premium system provides for quarterly assessments. Each insured institution is placed in one of four risk categories depending on supervisory and capital considerations. Within its risk category, an institution is assigned to an initial base assessment rate which is then adjusted to determine its final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. The FDIC recently amended its deposit insurance regulations (1) to change the assessment base for insurance from domestic deposits to average assets minus average tangible equity and (2) to lower overall assessment rates. The revised assessment rates are between 2.5 to 9 basis points for banks in the lowest risk category and between 30 to 45 basis points for banks in the highest risk category. The amendments became effective for the quarter beginning April 1, 2011 with the new assessment methodology reflected in the premium invoices due September 30, 2011.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the Deposit Insurance Fund. The annual assessment rate set for the fourth quarter of 2012 was 0.00165% of insured deposits and is adjusted quarterly. These assessments will continue until the Financing Corporation bonds mature in 2019.

The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of Home Bank's deposit insurance.

Regulatory Capital Requirements. Federally insured savings institutions are required to maintain minimum levels of regulatory capital. The OCC has established capital standards consisting of a "tangible capital requirement," a "leverage capital requirement" and "a risk-based capital requirement." The OCC also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

Current OCC capital standards require savings institutions to satisfy the following capital requirements:

- tangible capital requirement – "tangible" capital equal to at least 1.5% of adjusted total assets;
- leverage capital requirement – "core" capital equal to at least 3.0% of adjusted total assets; an additional "cushion" of at least 100 basis points of core capital for all but the most highly rated savings associations, effectively increasing their minimum Tier 1 leverage ratio to 4.0% or more; and
- risk-based capital requirement – "total" capital (a combination of core and "supplementary" capital) equal to at least 8.0% of "risk-weighted" assets.

Core capital generally consists of common shareholders' equity (including retained earnings). Tangible capital generally equals core capital minus intangible assets, with only a limited exception for purchased mortgage servicing rights. Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible to national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). These adjustments do not affect Home Bank's regulatory capital.

In determining compliance with the risk-based capital requirement, a savings institution is allowed to include both core capital and supplementary capital in its total capital, provided that the amount of supplementary capital included does not exceed the savings institution's core capital. Supplementary capital generally consists of general allowances for loan losses up to a maximum of 1.25% of risk-weighted assets, together with certain other items. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights range from 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government to 100% for loans (other than qualifying residential loans weighted at 80%) and repossessed assets.

Savings institutions must value securities available for sale at amortized cost for regulatory capital purposes. This means that in computing regulatory capital, savings institutions should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of capital as defined by generally accepted accounting principles in the United States ("GAAP").

As of December 31, 2012, Home Bank exceeded all of its regulatory capital requirements, with total risk-based, tier 1 risk-based capital and leverage capital ratios of 21.83%, 20.97% and 13.67%, respectively.

Any savings institution that fails any of the capital requirements is subject to possible enforcement actions by the OCC or the FDIC. Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of federal deposit insurance and the appointment of a conservator or receiver. The OCC's capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

Prompt Corrective Action. The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations.

Capital Category	Total Risk-based Capital	Tier 1 Risk-based Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	6% or more	5% or more
Adequately capitalized	8% or more	4% or more	4% or more
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%

In addition, an institution is "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

An institution generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

As of December 31, 2012, Home Bank was deemed a well capitalized institution for purposes of the above regulations and as such is not subject to the above mentioned restrictions.

Recent Regulatory Capital Proposals. The FRB and the OCC were part of a joint proposal in June 2012 seeking comment on three notices of proposed rulemaking ("NPR") that would revise and replace the agencies' current capital rules in connection with the Basel accords. The two NPRs discussed below concern capital issues of significant importance to the Bank and the Company. The third NPR, which relates to advanced approaches and market risk capital rules, is not applicable to the Bank or Company's current operations.

The first NPR relates to Basel III and proposes to revise risk-based and leverage capital requirements, including the implementation of new common equity Tier 1 capital requirements and a higher minimum Tier 1 capital requirement. Also included in the NPR are proposed limitations on capital distributions and certain discretionary bonus payments for any banking organization not holding a specified buffer of common equity Tier 1 capital in excess of its minimum risk-based capital requirement. Revisions to the prompt correction action framework and the tangible common equity definition are also included in the NPR. The other NPR, applicable to the Company's operations, proposes a standardized approach for risk-weighted assets to enhance risk sensitivity and to address certain weaknesses identified over recent years, including methods for determining risk-weighted assets for residential mortgages, securitization exposures and counterparty credit risk. The proposed changes in the two NPRs would be applicable to the Bank and the Company.

The comment period for these NPRs ended on October 22, 2012. Since Basel III was intended to be implemented beginning January 1, 2013, the regulators intended to finalize the rules by that date. However, on November 9, 2012, the federal agencies, including the FRB and the OCC, that proposed the NPRs announced that they did not expect that any of the proposed rules would become effective on January 1, 2013. Moreover, the announcement did not indicate the likely new effective date.

Capital Distributions. OCC regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for OCC approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OCC-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions must still file a notice with the OCC at least 30 days before the board of directors declares a dividend or approves a capital distribution if: (1) the institution would not be well-capitalized following the distribution; or (2) the proposed distribution would reduce the amount or retire any part of our common or preferred stock or retire any part of a debt instrument included in its regulatory capital.

If a savings institution, such as Home Bank, that is the subsidiary of a stock savings and loan holding company, has filed a notice with the FRB for a cash dividend and it is not required to file an application or notice with the OCC for any of the reasons described above, then the savings institution must provide an informational copy to the OCC of the notice filed with the FRB, at the same time that it is filed with the FRB.

Qualified Thrift Lender Test. All savings institutions are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. A savings institution can comply with the QTL test by either qualifying as a domestic building and loan association as defined in the Internal Revenue Code or meeting the OCC QTL test.

Currently, the OCC QTL test requires that 65% of an institution's "portfolio assets" (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. To be a QTL under the IRS test, the savings institution must meet a "business operations test" and a "60 percent assets test," each defined in the Internal Revenue Code.

If the savings institution fails to maintain its QTL status, the holding company's activities are restricted. In addition, it must discontinue any non-permissible business, although the OCC may grant a grace period up to two years for good cause. Nonetheless, any company that controls a savings institution that is not a QTL must register as a bank holding company within one year of the savings institution's failure to meet the QTL test.

Statutory penalty provisions require an institution that fails to remain a QTL to either become a national bank or be prohibited from the following:

- making any new investments or engaging in any new activity not allowed for both a national bank and a savings association;
- establishing any new branch office unless allowable for a national bank; and
- paying dividends unless allowable for a national bank.

Three years from the date a savings association should have become or ceases to be a QTL, by failing to meet either QTL test, the institution must dispose of any investment or not engage in any activity unless the investment or activity is allowed for both a national bank and a savings association.

Under the Dodd-Frank Act, a savings institution not in compliance with the QTL test also is prohibited from paying dividends and is subject to an enforcement action for violation of the Home Owners' Loan Act, as amended.

As of December 31, 2012, Home Bank met the requirements to be deemed a QTL.

Limitations on Transactions with Affiliates. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners' Loan Act. An affiliate of a savings association includes any company or entity which controls the savings institution or that is controlled by a company that controls the savings association. In a holding company context, the holding company of a savings association (such as Home Bancorp, Inc.) and any companies which are controlled by such holding company are affiliates of the savings association. Generally, Section 23A limits the extent to which the savings association or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such association's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to "covered transactions" as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the savings association as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a savings association to an affiliate. In addition to the restrictions imposed by Sections 23A and 23B, Section 11 of the Home Owners' Loan Act prohibits a savings association from (i) making a loan or other extension of credit to an affiliate, except for any affiliate which engages only in certain activities which are permissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

In addition, Sections 22(g) and (h) of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners' Loan Act, place restrictions on loans to executive officers, directors and principal shareholders of the savings association and its affiliates. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of a savings association, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings association's loans to one borrower limit (generally equal to 15% of the association's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the association and (ii) does not give preference to any director, executive officer or principal shareholder, or certain affiliated interests of either, over other employees of the savings association. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings association to all insiders cannot exceed the association's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. Home Bank currently is subject to Sections 22(g) and (h) of the Federal Reserve Act, and as of December 31, 2012 was in compliance with the above restrictions.

Anti-money Laundering. All financial institutions, including savings associations, are subject to federal laws that are designed to prevent the use of the U.S. financial system to fund terrorist activities. Financial institutions operating in the United States must develop anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. Home Bank has established policies and procedures to ensure compliance with these provisions.

Federal Home Loan Bank System. Home Bank is a member of the FHLB of Dallas, which is one of 12 regional FHLBs that administer the home financing credit function of savings institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. As of December 31, 2012, Home Bank had $46.3 million of FHLB advances and $320.9 million available on its line of credit with the FHLB.

As a member, Home Bank is required to purchase and maintain stock in the FHLB of Dallas in an amount equal to at least 1.0% of its aggregate unpaid residential mortgage loans or similar obligations at the beginning of each year. As of December 31, 2012, Home Bank had $2.3 million in FHLB stock, which was in compliance with this requirement.

The FHLBs are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid in the past and could do so in the future. These contributions also could have an adverse effect on the value of FHLB stock in the future.

Federal Reserve System. The FRB requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. The required reserves must be maintained in the form of vault cash or an account at the FRB. As of December 31, 2012, Home Bank had met its reserve requirement.

Privacy. Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions' own products and services.

Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. The Bank has established policies and procedures designed to safeguard its customers' personal financial information and to ensure compliance with applicable privacy laws.

Federal Taxation

General. Home Bancorp, Inc. and Home Bank are subject to federal income taxation in the same general manner as other corporations with some exceptions listed below. The following discussion of federal, state and local income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the applicable tax rules. The Company's federal and state income tax returns for taxable years through December 31, 2008 have been closed for purposes of examination by the Internal Revenue Service.

The Company will file a consolidated federal income tax return with Home Bank. Accordingly, it is anticipated that any cash distributions made by Home Bancorp to its shareholders would be treated as cash dividends and not as a non-taxable return of capital to shareholders for federal and state tax purposes.

Method of Accounting. For federal income tax purposes, we report income and expenses on the accrual method of accounting and file our federal income tax return on a fiscal year basis.

Bad Debt Reserves. The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings institutions, effective for taxable years beginning after 1995. Prior to that time, Home Bank was permitted to establish a reserve for bad debts and to make additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act of 1996, savings associations must use the specific charge-off method in computing their bad debt deduction beginning with their 1996 federal tax return. In addition, federal legislation required the recapture over a six year period of the excess of tax bad debt reserves as of December 31, 1995 over those established as of December 31, 1987.

Taxable Distributions and Recapture. Prior to the Small Business Job Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Home Bank failed to meet certain thrift asset and definitional tests. Federal legislation eliminated these savings association related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should Home Bank make certain non-dividend distributions or cease to maintain a bank charter.

As of December 31, 2012, the total federal pre-1988 reserve was approximately $1.2 million. The reserve reflects the cumulative effect of federal tax deductions by Home Bank for which no federal income tax provisions have been made.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences. The alternative minimum tax is payable to the extent that the tax computed on such alternative minimum taxable income is in excess of the regular income tax. Net operating losses, of which the Company has none, can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. The Company has not been subject to the alternative minimum tax or any such amounts available as credits for carryover.

Net Operating Loss Carryovers. For net operating losses in tax years beginning before August 6, 1997, the Company may carry back net operating losses to the three years preceding the loss year and then forward to fifteen years following the loss years. For net operating losses in years beginning after August 5, 1997, net operating losses can be carried back to the two years preceding the loss year and forward to the 20 years following the loss year. As of December 31, 2012, the Company had no net operating loss carry forwards for federal income tax purposes.

Corporate Dividends-Received Deduction. The Company may exclude from its income 100% of dividends received from Home Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is 80% in the case of dividends received from corporations which a corporate recipient owns less than 80%, but at least 20% of the distribution corporation. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received.

State and Local Taxation

State Taxation. The Company is subject to the Louisiana Corporation Income Tax based on our Louisiana taxable income. The Corporation Income Tax applies at graduated rates from 4% upon the first $25,000 of Louisiana taxable income to 8% on all Louisiana taxable income in excess of $200,000. For these purposes, "Louisiana taxable income" means net income which is earned by us within or derived from sources within the State of Louisiana, after adjustments permitted under Louisiana law, including a federal income tax deduction. In addition, the Bank is subject to the Louisiana Shares Tax which is imposed on the assessed value of the Bank's capital. The formula for deriving the assessed value is to apply the applicable rate of:

(a) 20% of our capitalized earnings, plus

(b) 80% of our taxable shareholders' equity, minus

(c) 50% of our real and personal property assessment.

Various items may also be subtracted in calculating a company's capitalized earnings.

Item 1A. Risk Factors.

In analyzing whether to make or to continue an investment in our securities, investors should consider, among other factors, the following risk factors.

Risks Related to Our Business

There are increased risks involved with commercial real estate, including multi-family residential, commercial and industrial and construction and land lending activities.

Our lending activities include loans secured by commercial real estate and commercial and industrial loans. We have increased our emphasis on originating commercial real estate loans and commercial and industrial loans over the past decade plus. Commercial real estate lending and commercial and industrial lending generally are considered to involve a higher degree of risk than single-family residential lending due to a variety of factors. As a result of the larger loan balances typically involved in these loans, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. As of December 31, 2012, the largest outstanding balances of our commercial real estate loans and commercial and industrial loans were $9.9 million and $5.4 million, respectively. If a large loan were to become non-performing, as we experienced in 2012 with the partial charge off of a $5.4 million commercial real estate loan, it can have a significant impact on our results of operations.

In addition to commercial real estate and commercial and industrial loans, Home Bank holds a significant portfolio of construction and land loans. As of December 31, 2012, Home Bank's construction and land loans amounted to $75.5 million, or 11.2% of our loan portfolio. Construction and land loans generally have a higher risk of loss than single-family residential mortgage loans due primarily to the critical nature of the initial estimates of a property's value upon completion of construction compared to the estimated costs, including interest, of construction as well as other assumptions. If the estimates upon which construction loans are made prove to be inaccurate, we may be confronted with projects that, upon completion, have values which are below the loan amounts. If the Bank is forced to liquidate the collateral associated with such loans at values less than the remaining loan balance, it could have a significant impact on our results of operations.

Our allowance for loan losses may not be adequate to cover probable losses.

We have established an allowance for loan losses based upon various assumptions and judgments about the collectability of our loan portfolio which we believe is adequate to offset probable losses on our existing loans. While we are not aware of any specific factors indicating a deficiency in the amount of our allowance for loan losses, in light of the current economic environment, one of the most pressing issues faced by financial institutions is the adequacy of their allowance for loan losses. Federal bank regulators have increased their scrutiny of the level of the allowance for losses maintained by regulated institutions. In the event that we have to increase our allowance for loan losses beyond current levels, it would have an adverse effect on our results in future periods. As of December 31, 2012, our allowance for loan losses amounted to $5.3 million, or 0.8% of total loans.

Our decisions regarding the fair value of assets acquired could be inaccurate and our estimated loss sharing receivable in our FDIC-assisted acquisition may be inadequate, which could materially and adversely affect our business, financial condition, results of operations and future prospects.

Management makes various assumptions and judgments about the collectability of acquired loan portfolios, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of secured loans. In our FDIC-assisted acquisition of Statewide, which included loss sharing agreements, we recorded a loss sharing receivable that we consider adequate to absorb future losses which may occur in the acquired Statewide loan portfolio. In determining the size of the loss sharing receivable, we analyzed the loan portfolio based on historical loss experience, volume and classification of loans, volume and trends in delinquencies and nonaccruals, economic conditions and other pertinent information. If our assumptions are incorrect, our current receivable may be insufficient to cover future loan losses, and increased loss reserves may be needed to respond to different economic conditions or adverse developments in the acquired loan portfolio. Any increase in future loan losses would have a negative effect on our operating results.

Our ability to obtain reimbursement on loans ("Covered Loans") and repossessed assets (collectively "Covered Assets") covered under loss sharing agreements with the FDIC depends on our compliance with the terms of the loss sharing agreements.

Management must certify to the FDIC on a quarterly basis our compliance with the terms of the FDIC loss sharing agreements as a prerequisite to obtaining reimbursement from the FDIC for realized losses on Covered Assets. The required terms of the agreements are extensive and failure to comply with any of the guidelines could result in a specific asset or group of assets permanently losing their loss sharing coverage. Additionally, management may decide to forgo loss sharing coverage on certain assets to allow greater flexibility over the management of certain assets. As of December 31, 2012, $48.4 million, or 5.0%, of the Company's assets were covered by FDIC loss sharing agreements. At such date, the loss sharing agreements with respect to $33.6 million of covered commercial assets will expire in March 2015 (five years from the date of the acquisition), with the remaining loss sharing agreement on $14.8 million of covered residential assets expiring in March 2020 (10 years from the date of the acquisition).

Under the terms of the FDIC loss sharing agreements, the assignment or transfer of the loss sharing agreements to another entity generally requires the written consent of the FDIC. In addition, the Bank may not assign or otherwise transfer the loss sharing agreements during their terms without the prior written consent of the FDIC.

We are subject to periodic examinations by the FDIC with respect to our compliance with the provisions of the FDIC loss sharing agreements. The required terms of the agreements are extensive and failure to comply with any of the provisions could result in a specific asset or group of assets losing their loss sharing coverage. No assurances can be given that we will manage the Covered Assets in such a way as to always maintain loss sharing coverage on all such assets.

Other than temporary declines in the value of our investment securities may require us to take additional charges to earnings.

We evaluate our securities portfolio for other-than-temporary impairment ("OTTI") throughout the year. Each investment with a fair value less than book value is reviewed quarterly. An impairment charge is recorded against individual securities if management's review concludes that the decline in value is other than temporary. During the year ended December 31, 2010, the Company recorded charges of $1.2 million for OTTI of certain non-agency mortgage-backed securities. As of December 31, 2012, our investment securities portfolio included 14 non-agency mortgage-backed securities with an aggregate amortized cost of $12.4 million, an aggregate fair value of $12.7 million and a net unrealized gain of $242,000. Delinquencies and defaults in the mortgage loans underlying these securities may adversely affect the cash flows received by us and may result in a conclusion in future periods that the securities are other-than-temporarily impaired. Such a conclusion of OTTI would require us to take additional charges to earnings to write down the value of these securities.

We may not succeed in our plan to grow, which could reduce future profitability.

Over the past 5 years, we have grown our branch system by opening additional offices and through acquisitions of other financial institutions. Typically, it takes several years for a new banking office to become profitable, and this could adversely affect our earnings in future periods. There also is a risk that, as we geographically expand our lending area, we may not be as successful in assessing the credit risks which are inherent in different markets.

Our ability to successfully acquire other institutions depends on our ability to identify, acquire and integrate such institutions into our franchise. Our experience in mergers and acquisitions consists of an acquisition in 2006 of a one branch building and loan association located in Crowley, Louisiana, an FDIC-assisted acquisition in 2010 of a bank with six branches located in the Northshore (of Lake Ponchartrain) region of Louisiana and an acquisition in 2011 of a savings bank with five branches located in Greater New Orleans. If we were to acquire another institution in the future, our results of operations could be adversely affected if our analysis of the acquisition of such institution was not complete and correct or our integration efforts were not successful. Currently, we have no agreements or understandings with anyone regarding an acquisition.

Our business is geographically concentrated in south Louisiana, which makes us vulnerable to downturns in the local economy.

Most of our loans are to individuals and businesses located in south Louisiana. Regional economic conditions affect the demand for our products and services as well as the ability of our customers to repay loans. While economic conditions in south Louisiana have been stronger than many areas of the United States in recent years, the concentration of our business operations in south Louisiana makes us vulnerable to downturns in the economies in which we operate. Declines in local real estate values could adversely affect the value of property used as collateral for the loans we make. Historically, the oil and gas industry has constituted a significant component of the economy in south Louisiana. The oil and gas industry remains an important factor in the local economy in the markets that we operate in and downturns in the oil and gas industry could adversely affect our operations.

A natural disaster, especially one affecting our market areas, could adversely affect the Company's financial condition and results of operations.

Since most of our business is conducted in south Louisiana, most of our credit exposure is in that area. Historically, Louisiana has been vulnerable to natural disasters, including hurricanes, floods and tornados. Natural disasters could harm our operations directly through interference with communications, which would prevent us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. A natural disaster or recurring power outages may also impair the value of our loan portfolio, as uninsured or underinsured losses, including losses from business disruption, may reduce our borrowers' ability to repay their loans. Disasters may also reduce the value of the real estate securing our loans, impairing our ability to recover on defaulted loans through foreclosure and making it more likely that we would suffer losses on defaulted loans. Although we have implemented several back-up systems and protections (and maintain business interruption insurance), these measures may not protect us fully from the effects of a natural disaster. The occurrence of natural disasters in our market areas could have a material adverse effect on our business, prospects, financial condition and results of operations.

The current economic environment poses significant challenges and could adversely affect the Company's financial condition and results of operations.

Although the economy in south Louisiana continues to be stronger in comparison to many other areas of the country and the United States as a whole, challenging conditions in the broader economy could adversely affect the financial capacity of businesses and individuals in the Company's market areas. In particular, adverse developments in the national or international markets in the oil and gas industry could have an adverse impact on economic conditions in the Company's market areas. The impact of current economic conditions on the Company's financial results could also include increased levels of nonperforming loans, provisions for loan losses and expense associated with loan collection efforts.

Changes in interest rates could have a material adverse effect on our operations.

The operations of financial institutions are dependent to a large extent on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings. Changes in the general level of interest rates can affect our net interest income by affecting the difference between the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our interest-bearing liabilities, or interest rate spread, and the average life of our interest-earning assets and interest-bearing liabilities. If general market rates of interest increase, our interest expense on deposits and borrowings would likely increase which could adversely affect our interest rate spread and net interest income. Changes in interest rates also can affect our ability to originate loans; the value of our interest-earning assets and our ability to realize gains from the sale of such assets; our ability to obtain and retain deposits in competition with other available investment alternatives; and the ability of our borrowers to repay adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

We face strong competition which adversely affects our profitability.

We are subject to vigorous competition in all aspects and areas of our business from banks and other financial institutions, including savings and loan associations, savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. We are significantly smaller than the larger depository institutions operating in our market areas. The financial resources of these larger competitors may permit them to pay higher interest rates on their deposits and to be more aggressive in new loan originations. We also compete with non-financial institutions, including retail stores that maintain their own credit programs and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Some of our competitors are larger financial institutions with substantially greater resources, more advanced technological capabilities, lending limits, larger branch systems and a wider array of commercial banking services. Vigorous competition from both bank and non-bank organizations is expected to continue.

We operate in a highly regulated environment, and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the FRB, the OCC and the FDIC. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Historically low interest rates are expected to adversely affect our net interest income and profitability.

During the past four years, it has been the policy of the FRB to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. As a result, market rates on the loans we have originated and the yields on securities we have purchased have been at lower levels than as available prior to 2008. As a general matter, our interest-bearing liabilities reprice or mature more quickly than our interest-earning assets, which has been a contributing factor to increases in net interest income in the short term. Our ability to further lower our interest expense is limited as these interest rate levels already are at very low levels, while the average yield on our interest-earning assets are expected to continue to decrease. The FRB has indicated its intention to maintain low interest rates in the future. Accordingly, our net interest income (the difference between interest income earned on assets and interest expense paid on liabilities) is likely to decrease, which is expected to have an adverse effect on our profitability.

Legislative or regulatory responses to perceived financial and market problems could impair our rights against borrowers.

Current and future proposals made by members of Congress would reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans and may limit the ability of lenders to foreclose on mortgage collateral. If proposals such as these, or other proposals limiting the Bank's rights as creditor, were to be implemented, we could experience increased credit losses on our loans and mortgage-backed securities or increased expense in pursuing our remedies as a creditor.

Government responses to economic conditions may adversely affect our operations, financial condition and earnings.

The Dodd-Frank Act has changed the bank regulatory framework, created an independent consumer protection bureau that has assumed the consumer protection responsibilities of the various federal banking agencies, and established more stringent capital as standards for banks and bank holding companies. Bank regulatory agencies also have been responding aggressively to concerns and adverse trends identified in examinations. Ongoing uncertainty and adverse developments in the financial services industry and the domestic and international credit markets, and the effect of the Dodd-Frank Act and regulatory actions, may adversely affect our operations by restricting our business activities, including our ability to originate or sell loans, modify loan terms or foreclose on property securing loans. These risks could affect the performance and value of our loan and investment securities portfolios, which also would negatively affect our financial performance.

Our goodwill may be determined to be impaired at a future date depending on the results of periodic impairment tests.

We test goodwill for impairment annually, or more frequently if necessary. According to applicable accounting requirements, acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures. If the quoted market price of our common stock were to decline significantly, or if it was determined that the carrying amount of our goodwill exceeded its implied fair value, we would be required to write down the asset recorded for goodwill. This, in turn, would result in a charge to earnings and, thus, a reduction in shareholders' equity. See Notes 3 and 8 to the Consolidated Financial Statements for additional information concerning our goodwill and the required impairment test.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

We currently conduct business from nine banking offices in Greater Lafayette, three banking offices in Baton Rouge, four banking offices in Greater New Orleans and six banking offices in the Northshore (of Lake Ponchartrain) region of Louisiana. The Bank owns 21 of its 22 banking offices. The Bank leases the land for one banking office in Covington and leases one banking office in Greater New Orleans.

Item 3. Legal Proceedings.

The Bank has been named as a defendant in various legal actions arising from normal business activities in which damages of various amounts are claimed. While the amount, if any, of ultimate liability with respect to such matters cannot be currently determined, management believes, after consulting with legal counsel, that any such liability will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) Home Bancorp, Inc.'s common stock is listed on the Nasdaq Global Select Market under the symbol "HBCP". The common stock commenced trading on the Nasdaq Stock Market on October 3, 2008. As of the close of business on December 31, 2012, there were 7,439,127 shares of common stock outstanding, held by approximately 857 shareholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms and banks.

The following table sets forth the high and low prices of the Company's common stock as reported by the Nasdaq Stock Market and cash dividends declared per share for the periods indicated.

For The Quarter Ended	High	Low	Cash Dividends Declared
March 31, 2011	$15.41	$13.25	$—
June 30, 2011	$16.19	$14.00	$—
September 30, 2011	$15.24	$13.73	$—
December 31, 2011	$15.63	$13.66	$—
March 31, 2012	$17.70	$15.00	$—
June 30, 2012	$17.50	$16.00	$—
September 30, 2012	$18.40	$15.51	$—
December 31, 2012	$19.95	$16.76	$—

The following graph demonstrates comparison of the cumulative total returns for the common stock of Home Bancorp, Inc., the NASDAQ Composite Index and the SNL Securities Bank and Thrift Index for the periods indicated. The graph assumes that an investor originally purchased shares on October 3, 2008, the first day that our shares were traded. The graph below represents $100 invested in our common stock at its closing price on October 3, 2008.


Total Return Performance
Index Value
175
150
125
100
75
50
25
Home Bancorp, Inc.
NASDAQ Composite
SNL Bank and Thrift
10/03/08
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	10/03/08	12/31/08	Period Ending 12/31/09	12/31/10	12/31/11	12/31/12
Home Bancorp, Inc.	100.00	84.86	106.09	120.28	134.90	158.83
NASDAQ Composite	100.00	81.23	118.08	139.50	138.39	162.95
SNL Bank and Thrift	100.00	68.16	67.25	75.07	58.38	78.39

The stock price information shown above is not necessarily indicative of future price performance. Information used was obtained from SNL Financial LC, Charlottesville, Virginia. The Company assumes no responsibility for any errors or omissions in such information.

The Company did not sell any of its equity securities during 2012 that were not registered under the Securities Act of 1933.

For information regarding the Company's equity compensation plans, see Item 12.

(b) Not applicable.

(c) On July 24, 2012, the Company's Board of Directors approved a share repurchase program authorizing management to repurchase up to 383,598 shares, or 5%, of its common stock outstanding through open market or privately negotiated transactions. The Company's purchases of its common stock made during the fourth quarter of 2012 under the plan are set forth in the following table.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plan or Programs
October 1—October 31, 2012	—	$ —	—	220,969
November 1—November 30, 2012	27,300	17.37	27,300	193,669
December 1—December 31, 2012	48,233	18.24	48,233	145,436
Total	75,533	$17.93	75,533	145,436

Item 6. Selected Financial Data.

Set forth below is selected summary historical financial and other data of the Company. When you read this summary historical financial data, it is important that you also read the historical financial statements and related notes contained in Item 8 of this Form 10-K, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(dollars in thousands)	2012	2011	As of December 31, 2010	2009	2008
Selected Financial Condition Data:					
Total assets	$962,926	$963,789	$700,423	$524,636	$528,397
Cash and cash equivalents	39,539	31,769	36,971	25,710	20,150
Interest-bearing deposits in banks	3,529	5,583	7,867	3,529	1,685
Investment securities:					
Available for sale	157,256	155,260	111,962	106,752	114,235
Held to maturity	1,665	3,462	15,220	13,099	4,089
Loans receivable, net	667,809	661,267	435,992	333,296	332,962
Deposits	771,429	730,734	553,218	371,593	354,145
FHLB advances	46,257	93,623	13,000	16,774	44,421
Shareholders' equity	141,574	134,285	131,530	132,749	126,963

(dollars in thousands, except per share data)	For the Years Ended December 31, 2012	2011	2010	2009	2008
Selected Operating Data:					
Interest income	$46,122	$38,435	$33,659	$29,897	$27,429
Interest expense	4,914	5,217	5,881	6,337	8,747
Net interest income	41,208	33,218	27,778	23,560	18,682
Provision for loan losses	2,411	1,460	865	865	459
Net interest income after provision for loan losses	38,797	31,758	26,913	22,695	18,223
Noninterest income	7,452	6,781	4,492	2,083	422
Noninterest expense	32,454	30,784	24,373	17,789	14,759
Income before income taxes	13,795	7,755	7,032	6,989	3,886
Income taxes	4,605	2,635	2,344	2,309	1,170
Net income	$ 9,190	$ 5,120	$ 4,688	$ 4,680	$ 2,716
Earnings per share—basic	$ 1.33	$ 0.72	$ 0.62	$ 0.58	$ 1.32
Earnings per share—diluted	$ 1.28	$ 0.71	$ 0.62	$ 0.58	$ 1.32
Cash dividends per share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

	As of or For the Years Ended December 31, 2012	2011	2010	2009	2008
Selected Operating Ratios: [1]					
Average yield on interest-earnings assets	5.36%	5.35%	5.60%	5.99%	6.35%
Average rate on interest-bearing liabilities	0.72	0.90	1.29	1.93	2.69
Average interest rate spread [2]	4.64	4.45	4.31	4.06	3.66
Net interest margin [3]	4.79	4.63	4.62	4.72	4.31
Average interest-earning assets to average interest-bearing liabilities	126.81	124.18	131.52	152.02	133.63
Noninterest expense to average assets	3.35	3.74	3.56	3.36	3.18
Efficiency ratio [4]	66.70	76.96	75.53	69.37	77.26
Return on average assets	0.95	0.62	0.68	0.88	0.59
Return on average equity	6.60	3.88	3.56	3.58	4.12
Average equity to average assets	14.38	16.01	19.44	24.68	14.20
Asset Quality Ratios: [5] [6]					
Non-performing loans as a percent of total loans receivable	1.97%	1.82%	0.29%	0.38%	0.43%
Non-performing assets as a percent of total assets	1.76	1.55	0.19	0.32	0.28
Allowance for loan losses as a percent of non-performing loans as of end of period	43.01	45.92	371.2	262.2	182.6
Allowance for loan losses as a percent of net loans as of end of period	0.85	0.83	1.09	1.00	0.78
Capital Ratios: [5] [7]					
Tier 1 risk-based capital ratio	20.97%	20.34%	22.85%	29.86%	32.50%
Leverage capital ratio	13.67	12.53	15.46	20.24	19.10
Total risk-based capital ratio	21.83	21.13	23.65	30.74	33.35

(1) With the exception of end-of-period ratios, all ratios are based on average monthly balances during the respective periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(5) Asset quality and capital ratios are end of period ratios.

(6) Asset quality ratios exclude assets covered under FDIC loss sharing agreements. At December 31, 2012, Covered Loans and Assets totaled $45.8 million and $48.4 million, respectively, compared to $61.1 million and $67.1 million, respectively of Covered Loans and Covered Assets at December 31, 2011 and $80.4 million and $86.1 million, respectively of Covered Loans and Covered Assets at December 31, 2010. At December 31, 2012, 2011 and 2010, $9.6 million, $10.5 million and $16.0 million, respectively, of Covered Loans were contractually not performing. In addition, we had $2.7 million, $6.1 million and $5.7 million, respectively, in Covered Assets which were repossessed assets at December 31, 2012, 2011 and 2010 which are excluded from the asset quality ratios above.
Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets. It is our policy to cease accruing interest on all loans 90 days or more past due. Repossessed assets consist of assets acquired through foreclosure or acceptance of title in-lieu of foreclosure. For information on our asset quality ratios including Covered Assets, see page 28.

(7) Capital ratios are for Home Bank only.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is an analysis and discussion of the financial condition and results of operations of Home Bancorp, Inc. (the "Company"), and its wholly owned subsidiary, Home Bank (the "Bank"). This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes included herein in Part II, Item 8, "Financial Statements and Supplementary Data" and the description of our business included herein in Part 1, Item 1 "Business".

EXECUTIVE OVERVIEW

Net income for 2012 totaled $9.2 million, an increase of 79.5% from the $5.1 million earned in 2011. Diluted earnings per share for 2012 were $1.28, an increase of 80.3% from the $0.71 earned in 2011. The increase in net income and diluted earnings per share was driven primarily by the full year impact of the acquisition of GS Financial Corp. ("GSFC") in July 2011. Key components of the Company's performance in 2012 are summarized below.

- Loans, including those covered under loss sharing agreements with the FDIC ("Covered Loans"), as of December 31, 2012 were $673.1 million, an increase of $6.8 million, or 1.0%, from December 31, 2011. Loan growth during the year was primarily related to commercial real estate loans (up $25.8 million), which was virtually offset by decreases in most other loan categories. As of December 31, 2012, Covered Loans totaled $45.8 million, a decrease of $15.3 million, or 25.1%, from December 31, 2011.
- Total customer deposits as of December 31, 2012 were $771.4 million, an increase of $40.7 million, or 5.6%, from December 31, 2011. The increase in deposits was driven primarily by strong growth in NOW (up $29.6 million) and demand deposit (up $24.6 million) accounts, which was partially offset by certificates of deposit (down $31.8 million).
- Interest income increased $7.7 million, or 20.0%, in 2012 compared to 2011. The increase was primarily due to a higher average volume of loans receivable during 2012 resulting primarily to the GSFC acquisition, which more than offset decreases in the average yield on interest-earning assets.
- Interest expense decreased $303,000, or 5.8%, in 2012 compared to 2011. The decrease was primarily due to lower rates paid on interest-bearing liabilities as the result of reduced market rates and an improved mix of interest-bearing liabilities.
- The Company purchased 337,887 shares of its common stock during 2012 at an average price per share of $17.25. As of December 31, 2012, an additional 145,436 shares remain eligible for purchase under the share repurchase plan announced in July 2012.
- The provision for loan losses totaled $2.4 million in 2012, 65.1% higher than the $1.5 million recorded in 2011. The elevated level of provision resulted primarily from a $1.7 million charge-off on a $5.4 million commercial real estate loan and other credit quality declines in the commercial real estate, construction and land and commercial and industrial loan portfolios. At December 31, 2012, the Company's ratio of allowance for loan losses to total loans was 0.79%, compared to 0.77% at December 31, 2011. Excluding loans acquired from GSFC and Statewide ("acquired loans"), the ratio of the allowance for loan losses to total organic loans was 1.01% at December 31, 2012 compared to 1.14% at December 31, 2011. Net charge-offs for 2012 were $2.2 million, or 0.33% of total loans, compared to $276,000, or 0.04%, in 2011. The increase in net charge-offs for 2012 resulted primarily from the charge-off on the commercial real estate loan mentioned above.
- Noninterest income increased $671,000, or 9.9%, in 2012 compared to 2011. The increase was primarily the result of an increase of $1.1 million in gains on the sale of mortgage loans and a $393,000 difference in gains/losses on sale of securities, which were partially offset by the absence of a $525,000 payment received in settlement of a lawsuit during 2011 and $270,000 less accretion on the FDIC loss sharing receivable in 2012 compared to 2011.

- Noninterest expense increased $1.7 million, or 5.4%, in 2012 compared to 2011. Noninterest expense for 2011 includes merger-related expenses of $2.1 million. Excluding merger-related expenses, the increase in noninterest expense was primarily the result of the full year impact of the addition of GSFC employees, its operations and facilities and higher costs associated with foreclosed assets.

ACQUISITION ACTIVITY

On July 15, 2011, the Company acquired GSFC, the former holding company of Guaranty Savings Bank ("Guaranty") of Metairie, Louisiana. On the acquisition date, Home Bancorp Acquisition Corp., a newly created wholly owned subsidiary of the Company, was merged with and into GSFC, and immediately thereafter, GSFC was merged with and into the Company, with the Company as the surviving corporation, and Guaranty, the former subsidiary of GSFC, was merged with and into Home Bank, with Home Bank as the surviving institution. Shareholders of GSFC received $21.00 per share in cash, yielding an aggregate purchase price of $26,417,000. As a result of the acquisition, the four former Guaranty branches in the Greater New Orleans area were added to the Bank's branch office network. Assets acquired from GSFC totaled $256.7 million, which included loans of $182.4 million, investment securities of $46.5 million and cash of $9.3 million. The Bank also recorded a core deposit intangible asset of $859,000 and goodwill of $354,000 relating to the acquisition of GSFC, and assumed liabilities of $230.6 million, which included $193.5 million in deposits and $34.7 million in Federal Home Loan Bank ("FHLB") advances.

On March 12, 2010, the Bank acquired certain assets and liabilities of the former Statewide Bank ("Statewide"), a full-service community bank formerly headquartered in Covington, Louisiana, from the Federal Deposit Insurance Corporation ("FDIC"). As a result of the Statewide acquisition, the Bank's branch office network was expanded to include six branches in the Northshore (of Lake Pontchartrain) region of Louisiana. Assets acquired in the Statewide transaction totaled $188.0 million, which included loans of $110.4 million, investment securities of $24.8 million and cash of $11.6 million. In addition, the Bank recorded an FDIC loss sharing receivable, representing the portion of estimated losses covered by loss sharing agreements between the Bank and the FDIC, of $34.4 million. The loss sharing agreements between the Bank and the FDIC afford us significant protection against future losses in the loan portfolio ("Covered Loans") and repossessed assets (collectively referred to as "Covered Assets") acquired in the Statewide transaction. The Bank also recorded a core deposit intangible asset of $1.4 million and goodwill of $560,000 relating to the Statewide acquisition, and assumed liabilities of $223.9 million, which included $206.9 million in deposits and $16.8 million in FHLB advances.

CRITICAL ACCOUNTING POLICIES

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the banking industry. Accordingly, the financial statements require certain estimates, judgments and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses. The allowance for loan losses on loans in our portfolio is maintained at an amount which management determines covers the reasonably estimable and probable losses on such portfolio. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that represents the amount of probable and reasonably estimable known and inherent losses in the loan portfolio, based on evaluations of the collectability of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure to default, the amount and timing of expected future cash flows on loans, value of collateral, estimated losses on our commercial and residential loan portfolios as well as consideration of general loss experience. All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. The OCC, as an integral part of its examination processes, periodically reviews our allowance for loan losses. The OCC may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods. As part of the risk management program, an independent review is performed on the loan portfolio, which supplements management's assessment of the loan portfolio and the allowance for loan losses. The result of the independent review is reported directly to the Audit Committee of the Board of Directors.

Acquired loans from the Statewide and GSFC transactions were recorded at fair value at the date of acquisition with no carryover of the allowance for loan losses. As of December 31, 2012, our allowance for loan losses included $205,000 allocated to acquired loans with deteriorated credit quality. Our accounting policy for acquired loans is described below.

Acquisition Accounting for Loans. The Company accounts for acquisitions in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. The fair value of acquired loans is represented by the expected cash flows from the portfolio discounted at current market rates. In estimating the cash flows, the Company uses a model based on assumptions about the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severities in the event of defaults and current market rates.

The Company accounts for all of the Covered Loans acquired in the Statewide transaction and approximately $9.6 million of loans acquired in the GSFC transaction under ASC Topic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*. In accordance with ASC 310-30 and in estimating the fair value of the acquired loans as of the acquisition date, we (a) calculate the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows") and (b) estimate the amount and timing of undiscounted expected principal and interest payments (the "undiscounted expected cash flows"). The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference.

In accordance with ASC 805, acquired loans without deteriorated credit are recorded at fair value and accounted for under ASC Topic 310-20, *Nonrefundable Fees and Other Costs*. Acquired loans without deteriorated credit quality, which relate solely to the GSFC acquisition, totaled $178.2 million at the date of acquisition.

On the acquisition date, the amount by which the undiscounted expected cash flows exceeded the estimated fair value of the acquired loans is the "accretable yield". The accretable yield is taken into interest income over the life of the loans using the effective yield method. The accretable yield changes over time due to both accretion and as actual and expected cash flows vary from the acquisition date estimated cash flows. The accretable yield is then measured as of each financial reporting date and represents the difference between the remaining undiscounted expected cash flows and the current carrying value of the loans. The remaining undiscounted expected cash flows are calculated as of each financial reporting date based on information then currently available. Increases in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income prospectively. Increases in expected cash flows also lead to the reduction of any allowance for loan losses recorded after the acquisition. Decreases in expected cash flows, compared to those originally estimated, decrease the accretable yield and are recognized by recording a provision for loan losses. As the accretable yield increases or decreases from changes in cash flow expectations, the offset is a decrease or increase to the nonaccretable difference. As of December 31, 2012, $205,000 of our allowance for loan losses was allocated to acquired loans in the GSFC portfolio with deteriorated credit quality.

Income Taxes. We make estimates and judgments to calculate some of our tax liabilities and determine the recoverability of some of our deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses. We also estimate a valuation allowance for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective. Historically, our estimates and judgments to calculate our deferred tax accounts have not required significant revision to our initial estimates.

In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence, including our past operating results, recent cumulative losses and our forecast of future taxable income. In determining future taxable income, we make assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

Other-than-temporary Impairment of Investment Securities. Securities are evaluated periodically to determine whether a decline in their fair value is other-than-temporary. The term "other-than-temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, the reasons for the decline and the performance and valuation of the underlying collateral, when applicable, to predict whether the loss in value is other-than-temporary and the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. Once a decline in value is determined to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding charge to earnings is recognized for the decline in value determined to be credit related. The decline in value attributable to noncredit factors is recognized in other comprehensive income.

Stock-based Compensation. The Company accounts for its stock options in accordance with ASC Topic 718, *Compensation – Stock Compensation.* ASC 718 requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. Management utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. The option valuation model requires the input of highly subjective assumptions, including expected stock price volatility and option life. These subjective input assumptions materially affect the fair value estimate.

FINANCIAL CONDITION

Loans, Loan Quality and Allowance for Loan Losses

Loans – The types of loans originated by the Company are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by our competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

The Company's lending activities are subject to underwriting standards and loan origination procedures established by our Board of Directors and management. Loan originations are obtained through a variety of sources, primarily existing customers as well as new customers obtained from referrals and local advertising and promotional efforts. Single-family residential mortgage loan applications and consumer loan applications are taken at any of the Bank's branch offices. Applications for other loans typically are taken personally by one of our loan officers, although they may be received by a branch office initially and then referred to a loan officer. All loan applications are processed and underwritten centrally at the Bank's main office.

The loans and repossessed assets that were acquired from Statewide are covered by loss sharing agreements between the FDIC and the Bank, which affords the Bank significant loss protection. As a result of the loss coverage provided by the FDIC, the risk of loss on the Covered Assets is significantly different from those assets not covered under the loss share agreements. As of their acquisition date, Covered Assets were recorded at their fair value, which included an estimate of credit losses. Asset quality information on Covered Assets is reported before consideration of applied loan discounts, as these discounts were recorded based on the estimated cash flow of the total loan pool and not on a specific loan basis. Because of the loss share agreements, balances disclosed below are for general comparative purposes only and do not represent the Company's risk of loss on Covered Assets. Because these assets are covered by the loss share agreements with the FDIC during the periods specified in the loss sharing agreements, the FDIC will absorb 80% of the first $41,000,000 of losses incurred on Covered Assets and 95% of losses on Covered Assets exceeding $41,000,000. Losses on non-residential Covered Loans are covered during the five-year period subsequent to the acquisition date; while residential Covered Loans are covered for 10 years.

The following table summarizes the changes in the carrying amount of Covered Loans, net of the allowance for losses on Covered Loans, and accretable yield on those loans for the years ended December 31, 2012, 2011 and 2010.

	December 31, 2012		December 31, 2011		December 31, 2010	
(dollars in thousands)	**Carrying Amount, Net**	**Accretable Yield**	**Carrying Amount, Net**	**Accretable Yield**	**Carrying Amount, Net**	**Accretable Yield**
Balance beginning of year	$61,020	$(8,550)	$ 80,447	$(5,505)	$ —	$ —
Addition from FDIC-assisted transactions	—	—	—	—	110,418	(11,110)
Accretion	(4,613)	4,613	(5,170)	5,170	(5,605)	5,605
Payments received	(6,885)	—	(14,354)	—	(13,623)	—
Other principal reduction	(2,355)	—	(4,135)	—	(5,686)	—
Net increase in expected cash flows	36	(36)	8,215	(8,215)	—	—
Transfers to repossessed assets	(1,489)	—	(3,933)	—	(5,057)	—
Provision for losses on Covered Loans	50	—	(50)	—	—	—
Balance end of year	$45,764	$(3,973)	$ 61,020	$(8,550)	$ 80,447	$ (5,505)

In addition to Covered Loans, our Covered Assets included $2.7 million, $6.1 million and $5.7 million, respectively, of repossessed assets at December 31, 2012, 2011 and 2010.

The following tables show the composition of the Company's loan portfolio as of the dates indicated.

(dollars in thousands)	2012	2011	December 31, 2010	2009	2008
Real estate loans:					
One- to four-family first mortgage	$177,816	$182,817	$122,614	$120,044	$138,173
Home equity loans and lines	40,425	43,665	30,915	24,678	23,127
Commercial real estate	252,805	226,999	150,824	97,513	84,096
Construction and land	75,529	78,994	57,538	35,364	35,399
Multi-family residential	19,659	20,125	5,718	4,089	7,142
Total real estate loans	566,234	552,600	367,609	281,688	287,937
Other loans:					
Commercial and industrial	72,253	82,980	48,410	38,340	34,434
Consumer	34,641	30,791	23,892	16,619	13,197
Total other loans	106,894	113,771	72,302	54,959	47,631
Total loans	$673,128	$666,371	$439,911	$336,647	$335,568

Loan growth during the year was related primarily to commercial real estate loans, which were up $25.8 million during the year. Consumer loans also grew $3.9 million in 2012. This growth was largely offset by decreases in commercial and industrial (down $10.7 million), one- to four-family mortgage (down $5.0 million), construction and land (down $3.5 million), and home equity (down $3.2 million) loans. Covered Loans totaled $45.8 million as of December 31, 2012, a decrease of $15.3 million, or 25.1%, compared to December 31, 2011. The decrease in the Covered Loan portfolio was primarily the result of principal repayments.

The following table reflects contractual loan maturities as of December 31, 2012, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Of the $508.5 million in loans which have contractual maturity dates subsequent to December 31, 2013, $435.0 million have fixed interest rates and $73.5 million have floating or adjustable interest rates.

	Due In			
(dollars in thousands)	One year or less	One through five years	More than five years	Total
One- to four-family first mortgage	$ 25,248	$ 45,325	$107,243	$177,816
Home equity loans and lines	6,964	18,898	14,563	40,425
Commercial real estate	35,808	160,155	56,842	252,805
Construction and land	57,395	13,684	4,450	75,529
Multi-family residential	4,306	10,121	5,232	19,659
Commercial and industrial	31,680	34,868	5,705	72,253
Consumer	3,247	6,814	24,580	34,641
Total	$164,648	$289,865	$218,615	$673,128

Loan Quality – One of management's key objectives has been, and continues to be, maintaining a high level of asset quality. In addition to maintaining credit standards for new loan originations, we proactively monitor loans and collection and workout processes of delinquent or problem loans. When a borrower fails to make a scheduled payment, we attempt to cure the deficiency by making personal contact with the borrower. Initial contacts are generally made within 10 days after the date the payment is due. In most cases, deficiencies are promptly resolved. If the delinquency continues, late charges are assessed and additional efforts are made to collect the deficiency. All loans which are designated as "special mention," classified or which are delinquent 90 days or more are reported to the Board of Directors of the Bank monthly. For loans where the collection of principal or interest payments is doubtful, the accrual of interest income ceases. It is our policy, with certain limited exceptions, to discontinue accruing interest and reverse any interest accrued on any loan which is 90 days or more past due. On occasion, this action may be taken earlier if the financial condition of the borrower raises significant concern with regard to his/her ability to service the debt in accordance with the terms of the loan agreement. Interest income is not accrued on these loans until the borrower's financial condition and payment record demonstrate an ability to service the debt.

Repossessed assets which are acquired as a result of foreclosure are classified as repossessed assets until sold. Third party property valuations are obtained at the time the asset is repossessed and periodically until the property is liquidated. Repossessed assets are recorded at the lesser of the balance of the loan or fair value less estimated selling costs, at the date acquired or upon receiving new property valuations. Costs associated with acquiring and improving a foreclosed property are usually capitalized to the extent that the carrying value does not exceed fair value less estimated selling costs. Holding costs are charged to expense. Gains and losses on the sale of repossessed assets are charged to operations, as incurred.

An impaired loan generally is one for which it is probable, based on current information, that the lender will not collect all the amounts due under the contractual terms of the loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Loans collectively evaluated for impairment include smaller balance commercial loans, residential real estate loans and consumer loans. These loans are evaluated as a group because they have similar characteristics and performance experience. Larger commercial real estate, multi-family residential, construction and land loans and commercial and industrial loans are individually evaluated for impairment. Third party property valuations are obtained at the time of origination for real estate secured loans. When a determination is made that a loan has deteriorated to the point of becoming a problem loan, updated valuations may be ordered to help determine if there is impairment, which may lead to a recommendation for partial charge off or appropriate allowance allocation. Property valuations are ordered through, and are reviewed by, an appraisal officer. The Company typically orders an "as is" valuation for collateral property if the loan is in a criticized loan classification. The Board of Directors is provided with monthly reports on impaired loans. As of December 31, 2012 and 2011, impaired loans, excluding Covered Loans, amounted to $10.8 million and $11.8 million, respectively. As of December 31, 2012 and 2011, substandard loans, excluding Covered Loans, amounted to $21.1 million and $17.2 million, respectively. The amount of the allowance for loan losses allocated to impaired loans, excluding acquired loans, totaled $183,000 and $478,000 as of December 31, 2012 and 2011, respectively. There were no assets classified as doubtful or loss as of December 31, 2012 or December 31, 2011.

Federal regulations and our policies require that we utilize an internal asset classification system as a means of reporting problem and potential problem assets. We have incorporated an internal asset classification system, substantially consistent with Federal banking regulations, as a part of our credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by Federal bank regulators which can order the establishment of additional general or specific loss allowances. The Federal banking agencies have adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management analyze all significant factors that affect the collectability of the portfolio in a reasonable manner; and that management establish acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Our management believes that, based on information currently available, our allowance for loan losses is maintained at a level which covers all known and inherent losses that are both probable and reasonably estimable as of each reporting date. However, actual losses are dependent upon future events and, as such, further additions to the level of allowances for loan losses may become necessary.

Nonperforming assets, defined as nonaccrual loans, accruing loans past due 90 days or more and foreclosed property, excluding Covered Assets, amounted to $16.1 million, or 1.76% of total assets, as of December 31, 2012, compared to $13.9 million, or 1.55% of total assets, as of December 31, 2011. The following table sets forth the composition of the Company's total nonperforming assets, including Covered Assets, and troubled debt restructurings as of the dates indicated.

(dollars in thousands)	December 31, 2012 [(1)]	2011 [(2)]	2010 [(3)]	2009	2008
Nonaccrual loans:					
Real estate loans:					
One- to four-family first mortgage	$ 7,260	$ 8,526	$ 5,734	$ 864	$ 871
Home equity loans and lines	284	857	271	362	156
Commercial real estate	6,984	7,891	3,287	—	362
Construction and land	4,113	2,624	4,234	—	—
Multi-family residential	1,327	—	—	—	—
Other loans:					
Commercial and industrial	1,916	1,382	3,359	38	9
Consumer	63	187	159	15	29
Total nonaccrual loans	21,947	21,467	17,044	1,279	1,427
Accruing loans 90 days or more past due	—	—	—	—	—
Total nonperforming loans	21,947	21,467	17,044	1,279	1,427
Foreclosed property	6,454	8,964	5,753	417	37
Total nonperforming assets	28,401	30,431	22,797	1,696	1,464
Performing troubled debt restructurings	1,114	598	721	556	449
Total nonperforming assets and troubled debt restructurings	$29,515	$31,029	$23,518	$2,252	$1,913
Nonperforming loans to total loans	3.26%	3.22%	3.87%	0.38%	0.43%
Nonperforming loans to total assets	2.28%	2.23%	2.43%	0.24%	0.27%
Nonperforming assets to total assets	2.95%	3.16%	3.25%	0.32%	0.28%

(1) Includes $12.3 million in Covered Assets acquired from Statewide and $11.2 million of assets acquired from GSFC. Excluding acquired loans and assets, ratios for nonperforming loans to total loans, nonperforming loans to total assets and nonperforming assets to total assets were 0.43%, 0.28% and 0.62%, respectively, at December 31, 2012.

(2) Includes $16.6 million in Covered Assets acquired from Statewide and $9.9 million of assets acquired from GSFC. Excluding acquired loans and assets, ratios for nonperforming loans to total loans, nonperforming loans to total assets and nonperforming assets to total assets were 0.85%, 0.51% and 0.54%, respectively, at December 31, 2011.

(3) Includes $21.6 million in Covered Assets acquired from Statewide. Excluding Covered Loans and Covered Assets, ratios for nonperforming loans to total loans, nonperforming loans to total assets and nonperforming assets to total assets were 0.29%, 0.17% and 0.19%, respectively, at December 31, 2010.

Net charge-offs for 2012 were $2.2 million, or 0.33% of total loans, compared to $276,000, or 0.04%, in 2011. The elevated level of charge-offs during 2012 resulted primarily from a $1.7 million partial charge-off on a $5.4 million commercial real estate loan.

Real estate, or other collateral, which is acquired as a result of foreclosure is classified as repossessed assets until sold. Repossessed assets are recorded at fair value less estimated costs to sell. Holding costs are charged to expense. Gains and losses on the sale of repossessed assets are charged to operations, as incurred.

Allowance for Loan Losses – The allowance for loan losses is established through provisions for loan losses. The Company maintains the allowance at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the portfolio that are both probable and reasonable to estimate at each reporting date. Management reviews the allowance for loan losses at least quarterly in order to identify those inherent losses and to assess the overall collection probability for the loan portfolio. Our evaluation process includes, among other things, an analysis of delinquency trends, nonperforming loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of loans, the value of collateral securing loans, the borrower's ability to repay and repayment performance, the number of loans requiring heightened management oversight, economic conditions and industry experience. Based on this evaluation, management assigns risk rankings to segments of the loan portfolio. Such risk ratings are periodically reviewed by management and revised as deemed appropriate. These efforts are supplemented by independent reviews and validations performed by an independent loan reviewer. The results of the reviews are reported directly to the Audit Committee of the Board of Directors. The establishment of the allowance for loan losses is significantly affected by management judgment and uncertainties and there is a likelihood that different amounts would be reported under different conditions or assumptions. Federal regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require management to make additional provisions for estimated loan losses based upon judgments different from those of management.

With respect to acquired loans, the Company follows the reserve standard set forth in ASC 310, *Receivables*. At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration in credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the loan's contractual terms. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan pool meeting the criteria above, and determines the excess of the loan pool's scheduled contractual principal and interest payments in excess of cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the pool's cash flows expected to be collected over the fair value, is accreted into interest income over the remaining life of the pool (accretable yield). The Company records a discount on these loans at acquisition to record them at their estimated fair values. As a result, acquired loans subject to ASC 310 are excluded from the calculation of the allowance for loan losses as of the acquisition date.

Acquired loans were recorded as of their acquisition date fair value, which was based on expected cash flows and included an estimation of expected future loan losses. Under current accounting principles, if the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for loan losses. As of December 31, 2012, $205,000 of our allowance for loan losses was allocated to acquired loans with deteriorated credit quality.

We will continue to monitor and modify our allowance for loan losses as conditions dictate. No assurance can be given that our level of allowance for loan losses will cover all of the inherent losses on our loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the conditions used by management to determine the current level of the allowance for loan losses.

The following table presents the activity in the allowance for loan losses for the years indicated.

(dollars in thousands)	For the Years Ended December 31, 2012	2011	2010	2009	2008
Balance, beginning of year	$5,104	$3,920	$3,352	$2,606	$2,314
Provision charged to operations	2,411	1,460	865	865	459
Loans charged off:					
One- to four-family first mortgage	—	—	—	—	—
Home equity loans and lines	32	—	174	66	30
Commercial real estate	1,980	—	65	—	—
Construction and land	215	—	—	—	—
Multi-family residential	—	—	—	—	—
Commercial and industrial	60	281	106	21	88
Consumer	38	53	24	54	94
Recoveries on charged off loans	129	58	72	22	45
Balance, end of year	$5,319	$5,104	$3,920	$3,352	$2,606

At December 31, 2012, the Company's ratio of allowance for loan losses to total loans was 0.79%, compared to 0.77% at December 31, 2011. Excluding acquired loans, the ratio of allowance for loan losses to total organic loans was 1.01% at December 31, 2012, compared to 1.14% at December 31, 2011. Expected cash flows related to the acquired GSFC one- to four-family first mortgage loans and home equity loans and lines decreased during 2012; therefore, a provision to the allowance for loan losses of $205,000 was recorded to cover additional expected losses in this portfolio. Ongoing evaluations of the acquired loan portfolios may result in additional provisions for acquired loans.

The following table presents the allocation of the allowance for loan losses as of December 31 of the years indicated.

	December 31, 2012		2011		2010		2009		2008	
(dollars in thousands)	Amount	% Loans	Amount	% Loans	Amount	% Loans	Amount	% Loans	Amount	% Loans
One- to four-family first mortgage	$ 982	26.4%	$ 778	27.4%	$ 641	27.9%	$ 383	35.7%	$ 399	41.2%
Home equity loans and lines	343	6.0	336	6.6	296	7.0	351	7.3	345	6.9
Commercial real estate	2,040	37.6	1,755	34.1	1,258	34.3	961	29.0	1,075	25.1
Construction and land	785	11.2	904	11.9	666	13.1	670	10.5	212	10.5
Multi-family	86	2.9	64	3.0	46	1.3	38	1.2	100	2.1
Commercial and industrial	683	10.7	922	12.4	746	11.0	738	11.4	327	10.3
Consumer	400	5.2	345	4.6	267	5.4	211	4.9	148	3.9
Total	$5,319	100.0%	$5,104	100.0%	$3,920	100.0%	$3,352	100.0%	$2,606	100.0%

Investment Securities

The Company invests in securities pursuant to our Investment Policy, which has been approved by our Board of Directors. The Investment Policy is designed primarily to manage the interest rate sensitivity of our assets and liabilities, to generate a favorable return without incurring undue interest rate or credit risk and to provide and maintain liquidity. The Asset-Liability Committee ("ALCO"), comprised of the Chief Executive Officer, Chief

Financial Officer, Chief Lending Officer, Chief Operations Officer, Director of Financial Reporting and Treasurer, monitors investment activity and ensures that investments are consistent with the Investment Policy. The Board of Directors of the Company reviews investment activity monthly.

The investment securities portfolio increased by an aggregate of $199,000, or 0.1%, during 2012. Securities available for sale made up 99.0% of the investment securities portfolio as of December 31, 2012. The following table sets forth the amortized cost and market value of our investment securities portfolio as of the dates indicated.

	December 31, 2012		2011		2010	
(dollars in thousands)	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
Available for sale:						
U.S. agency mortgage-backed	$ 99,137	$102,513	$113,692	$116,529	$ 83,514	$ 85,335
Non-U.S. agency mortgage-backed	12,426	12,668	14,833	13,679	21,305	20,451
Municipal bonds	16,843	17,585	11,598	12,221	—	—
U.S. government agency	23,944	24,490	12,521	12,831	6,094	6,176
Total available for sale	152,350	157,256	152,644	155,260	110,913	111,962
Held to maturity:						
U.S. agency mortgage-backed	693	706	2,289	2,338	3,857	3,943
Municipal bonds	972	1,040	1,173	1,237	1,363	1,441
U.S. government agency	—	—	—	—	10,000	10,016
Total held to maturity	1,665	1,746	3,462	3,575	15,220	15,400
Total investment securities	$154,015	$159,002	$156,106	$158,835	$126,133	$127,362

The following table sets forth the fixed versus adjustable rate profile of the investment securities portfolio as of the dates indicated. All amounts are shown at amortized cost.

	December 31, 2012	2011	2010
(dollars in thousands)			
Fixed rate:			
Available for sale	$ 64,757	$ 55,633	$ 32,391
Held to maturity	1,665	3,462	5,220
Total fixed rate	66,422	59,095	37,611
Adjustable rate:			
Available for sale	87,593	97,011	78,522
Held to maturity	—	—	10,000
Total adjustable rate	87,593	97,011	88,522
Total investment securities	$154,015	$156,106	$126,133

The following table sets forth the amount of investment securities which mature during each of the periods indicated and the weighted average yields for each range of maturities as of December 31, 2012. No tax-exempt yields have been adjusted to a tax-equivalent basis. All amounts are shown at amortized cost.

(dollars in thousands)	Amounts as of December 31, 2012 which mature in: One Year or Less	One Year to Five Years	Five to Ten Years	Over Ten Years	Total
Available for sale:					
U.S. agency mortgage-backed	$ 5	$ 720	$10,329	$ 88,083	$ 99,137
Non-U.S. agency mortgage-backed	—	—	—	12,426	12,426
Municipal bonds	—	3,119	9,896	3,828	16,843
U.S. government agency	—	6,816	11,981	5,147	23,944
Total available for sale	5	10,655	32,206	109,484	152,350
Weighted average yield	6.91%	1.60%	1.70%	1.87%	1.81%
Held to maturity:					
U.S. agency mortgage-backed	4	637	52	—	693
Municipal bonds	—	972	—	—	972
Total held to maturity	4	1,609	52	—	1,665
Weighted average yield	4.00%	3.23%	3.10%	— %	3.23%
Total investment securities	$ 9	$12,264	$32,258	$109,484	$154,015

The following table summarizes activity in the Company's investment securities portfolio during 2012.

(dollars in thousands)	Available for Sale	Held to Maturity
Balance, December 31, 2011	$155,260	$ 3,462
Purchases	46,347	—
Sales	(14,802)	—
Principal maturities, prepayments and calls	(32,380)	(1,796)
Amortization of premiums and accretion of discounts	541	(1)
Increase in market value	2,290	—
Balance, December 31, 2012	$157,256	$ 1,665

As of December 31, 2012, the Company had a net unrealized gain on its available for sale investment securities portfolio of $4.9 million, compared to $2.6 million as of December 31, 2011. During 2012, the Company sold an aggregate of $14.8 million of mortgage-backed securities at gains totaling $222,000.

The Company maintains a portfolio of non-agency mortgage-backed securities, which had an amortized cost of $12.4 million and $14.8 million as of December 31, 2012 and 2011, respectively. The portfolio consists of 14 securities with a net unrealized gain of $242,000 and net unrealized loss of $1.2 million as of December 31, 2012 and 2011, respectively.

The Company holds no Federal National Mortgage Association ("Fannie Mae") or Federal Home Loan Mortgage Corporation ("Freddie Mac") preferred stock, equity securities, corporate bonds, trust preferred securities, hedge fund investments, collateralized debt obligations or structured investment vehicles.

Funding Sources

General – Deposits, loan repayments and prepayments, proceeds from investment securities sales, calls, maturities and paydowns, cash flows generated from operations and FHLB advances are our primary, ongoing sources of funds for use in lending, investing and for other general purposes.

Deposits – The Company offers a variety of deposit accounts with a range of interest rates and terms. Our deposits consist of checking, both interest-bearing and noninterest-bearing, money market, savings and certificate of deposit accounts.

The flow of deposits is influenced significantly by general economic conditions, changes in market interest rates and competition. Our deposits are obtained predominantly from the areas where our branch offices are located. We have historically relied primarily on a high level of customer service and long-standing relationships with customers to attract and retain deposits; however, market interest rates and rates offered by competitors significantly affect our ability to attract and retain deposits. The Company uses traditional means of advertising its deposit products, including broadcast and print media. The Company generally does not solicit deposits from outside our market area.

Total deposits were $771.4 million as of December 31, 2012, an increase of $40.7 million, or 5.6%, compared to $730.7 million as of December 31, 2011.

The Company experienced strong core deposit (i.e., checking, savings, money market and accounts) growth during 2012. Core deposits totaled $518.5 million as of December 31, 2012, an increase of $72.5 million, or 16.3%, compared to December 31, 2011. The following table sets forth the composition of the Company's deposits as of the dates indicated.

(dollars in thousands)	December 31, 2012	December 31, 2011	Increase/(Decrease) Amount	Increase/(Decrease) Percent
Demand deposit	$152,462	$127,828	$ 24,634	19.3%
Savings	51,515	43,671	7,844	18.0
Money market	191,191	180,790	10,401	5.8
NOW	123,294	93,679	29,615	31.6
Certificates of deposit	252,967	284,766	(31,799)	(11.2)
Total deposits	$771,429	$730,734	$ 40,695	5.6%

The following table shows the average balance and average rate paid for each type of deposit for the periods indicated.

(dollars in thousands)	For the Years Ended December 31, 2012			2011			2010		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
Savings, checking and money market	$340,586	$1,277	0.37%	$272,513	$1,372	0.50%	$196,561	$1,278	0.65%
Certificates of deposit	271,717	2,951	1.09	239,583	3,254	1.36	239,872	4,038	1.68
Total interest-bearing deposits	$612,303	$4,228	0.69%	$512,096	$4,626	0.90%	$436,433	$5,316	1.22%

Certificates of deposit $100,000 and over decreased $10.7 million, or 8.2%, from $130.4 million as of December 31, 2011 to $119.8 million as of December 31, 2012. The following table details the remaining maturity of large-denomination certificates of deposit of $100,000 and over.

(dollars in thousands)	December 31, 2012	2011	2010
3 months or less	$ 17,045	$ 28,366	$21,764
3—6 months	26,812	20,236	17,690
6—12 months	42,649	33,410	24,457
12—36 months	22,347	38,254	24,574
More than 36 months	10,913	10,151	3,685
Total certificates of deposit greater than $100,000	$119,766	$130,417	$92,170

Federal Home Loan Bank Advances – Advances from the FHLB may be obtained by the Company upon the security of the common stock it owns in the FHLB and certain of its real estate loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Advances from the FHLB may be either short-term, maturities of one year or less, or long-term, maturities in excess of one year.

Short-term FHLB advances totaled $10.0 million as of December 31, 2012, a decrease of $42.6 million, or 81.0%, compared to $52.6 million as of December 31, 2011.

Long-term FHLB advances totaled $36.3 million as of December 31, 2012, a decrease of $4.7 million, or 11.5%, compared to December 31, 2011.

Shareholders' Equity – Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. As of December 31, 2012, shareholders' equity totaled $141.6 million, an increase of $7.3 million, or 5.4%, compared to $134.3 million as of December 31, 2011. The increase was primarily the result of a $9.2 million increase in retained earnings, a $1.5 million increase in other comprehensive income and an aggregate $2.4 million increase in unearned common stock held by the employee stock ownership plan ("ESOP") and 2009 Recognition and Retention Plan ("RRP") as a result of shares vesting in the plans, which was partially offset by treasury stock purchases of $5.8 million in 2012.

RESULTS OF OPERATIONS

The Company earned net income of $9.2 million in 2012, an increase of $4.1 million compared to the $5.1 million earned in 2011 and an increase of $4.5 million compared to the $4.7 million reported in 2010. Diluted earnings per share were $1.28, $0.71 and $0.62 in 2012, 2011 and 2010, respectively.

Net Interest Income – Net interest income is the difference between the interest income earned on interest-earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings. Our net interest income is largely determined by our net interest spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest bearing liabilities, and the relative amounts of interest-earning assets and interest-bearing liabilities.

Net interest income totaled $41.2 million in 2012, an increase of $8.0 million, or 24.1%, compared to the $33.2 million earned in 2011. This growth was due to a $7.7 million, or 20.0%, increase in interest income resulting primarily from the full year impact of GSFC's earning assets (the Company acquired GSFC in July 2011) and an increase in the yield earned on Covered Loans. In accordance with ASC 310, *Receivables*, the Company evaluates the expected cash flows of acquired loans throughout the year. As a result of improved cash flow expectations related to Covered Loans, the Company adjusted the accretable yield recognized on Covered Loans during the third quarter of 2012. Interest expense decreased $303,000, or 5.8%, over the same period as the average rate paid on deposit accounts declined 21 basis points year over year. The decrease was primarily due to lower rates paid on interest-bearing liabilities as the result of reduced market rates and improved mix of interest-bearing liabilities.

In 2011, net interest income increased $5.4 million, or 19.6%, compared to the $27.8 million earned in 2010. This increase was due to a $4.8 million, or 14.2%, increase in interest income and a $664,000, or 11.3%, decrease in interest expense. The improvement in net interest income in 2011 compared to 2010 was primarily due to an increase in our average loan portfolio, primarily as a result of the GSFC acquisition, as well as organic loan and core deposit growth.

The Company's net interest spread was 4.64%, 4.45% and 4.31% for the years ended December 31, 2012, 2011 and 2010, respectively. The Company's net interest margin, which is net interest income as a percentage of average interest-earning assets, was 4.79%, 4.63% and 4.62% during the years ended December 31, 2012, 2011 and 2010, respectively.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income to the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average monthly balances during the indicated periods.

(dollars in thousands)	For the Years Ended December 31, 2012			2011			2010		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:									
Loans receivable[1]	$674,830	$42,798	6.34%	$539,956	$34,605	6.41%	$447,606	$28,557	6.38%
Investment securities	151,790	3,169	2.09	153,175	3,686	2.41	129,523	4,970	3.84
Other interest-earning assets	33,523	155	0.46	25,072	144	0.58	23,926	132	0.55
Total earning assets	860,143	46,122	5.36	718,203	38,435	5.35	601,055	33,659	5.60
Noninterest-earning assets	108,081			105,154			84,036		
Total assets	$968,224			$823,357			$685,091		
Interest-bearing liabilities:									
Deposits:									
Savings, checking and money market	$340,586	$ 1,277	0.37%	$272,513	$ 1,372	0.50%	$196,561	$ 1,278	0.65%
Certificates of deposit	271,717	2,951	1.09	239,583	3,254	1.36	239,872	4,038	1.68
Total interest-bearing deposits	612,303	4,228	0.69	512,096	4,626	0.90	436,433	5,316	1.22
FHLB advances	65,983	686	1.04	66,264	591	0.89	20,587	565	2.75
Total interest-bearing liabilities	678,286	4,914	0.72	578,360	5,217	0.90	457,020	5,881	1.29
Noninterest-bearing liabilities	150,665			113,194			94,880		
Total liabilities	828,951			691,554			551,900		
Shareholders' equity	139,273			131,803			133,191		
Total liabilities and shareholders' equity	$968,224			$823,357			$685,091		
Net interest-earning assets	$181,857			$139,843			$144,035		
Net interest income; net interest spread		$41,208	4.64%		$33,218	4.45%		$27,778	4.31%
Net interest margin			4.79%			4.63%			4.62%

(1) Nonperforming loans are included in the respective average loan balances, net of deferred fees, discounts and loans in process. Acquired loans were recorded at fair value upon acquisition and accrete interest income over the remaining life of the respective loans.

The following table displays the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average volume between periods times prior year rate), (ii) changes attributable to rate (changes in average rate between periods times prior year volume) and (iii) total increase (decrease).

	2012 Compared to 2011 Change Attributable To			**2011 Compared to 2010 Change Attributable To**		
(dollars in thousands)	**Rate**	**Volume**	**Total Increase (Decrease)**	**Rate**	**Volume**	**Total Increase (Decrease)**
Interest income:						
Loans receivable	$ (326)	$8,519	$8,193	$ 143	$5,905	$ 6,048
Investment securities	(520)	3	(517)	(2,022)	738	(1,284)
Other interest-earning assets	(33)	44	11	6	6	12
Total interest income	(879)	8,566	7,687	(1,873)	6,649	4,776
Interest expense:						
Savings, checking and money market accounts	(445)	350	(95)	(344)	438	94
Certificates of deposit	(696)	393	(303)	(780)	(4)	(784)
FHLB advances	(114)	209	95	(307)	333	26
Total interest expense	(1,255)	952	(303)	(1,431)	767	(664)
Increase (decrease) in net interest income	$ 376	$7,614	$7,990	$ (442)	$5,882	$ 5,440

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses – We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation. This policy is significantly affected by our judgment and uncertainties. There is likelihood that materially different amounts would be reported under different, but reasonably plausible, conditions or assumptions. Our activity in the provision for loan losses, which are charges or recoveries to operating results, is undertaken in order to maintain a level of total allowance for loan losses that management believes covers all known and inherent losses that are both probable and reasonably estimable as of each reporting date. Our evaluation process typically includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of loans, the value of collateral securing the loan, the borrower's ability to repay and repayment performance, the number of loans requiring heightened management oversight, general economic conditions and industry experience. The OCC, as an integral part of its examination process, periodically reviews our allowance for loan losses. The OCC may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management. As part of the risk management program, independent reviews are performed on the loan portfolio, which supplement management's assessment of the loan portfolio and the allowance for loan losses. The results of independent reviews are reported to the Audit Committee of the Board of Directors.

For the year ended December 31, 2012, the Company recorded a provision for loan losses of $2.4 million, compared to provisions of $1.5 million and $865,000 for 2011 and 2010, respectively. The higher level of provision for loan losses recorded during 2012 resulted primarily from a $1.7 million partial charge-off on a $5.4 million commercial real estate loan which was transferred into repossessed assets, modest downgrades of certain other loans in the Company's organic loan portfolio and decreased cash flow expectations in the acquired GSFC one- to four-family first mortgage loan portfolio.

Net charge-offs were $2.2 million for 2012, compared to $276,000 and $297,000 for 2011 and 2010, respectively. The elevated level of charge-offs during 2012 resulted primarily from a $1.7 million partial charge-off on a $5.4 million commercial real estate loan. At December 31, 2012, the Company's ratio of allowance for loan losses to total loans was 0.79%, compared to 0.77% at December 31, 2011. Excluding acquired loans, the ratio of allowance for loan losses to total organic loans was 1.01% at December 31, 2012, compared to 1.14% at December 31, 2011.

Noninterest Income – The following table illustrates the primary components of noninterest income for the years indicated.

(dollars in thousands)	2012	2011	Percent Increase (Decrease)	2010	Percent Increase (Decrease)
Noninterest income:					
Service fees and charges	$2,184	$2,161	1.1%	$ 2,013	7.3%
Bank card fees	1,796	1,738	3.4	1,419	22.5
Gain on sale of loans, net	1,964	910	115.7	716	27.1
Income from bank-owned life insurance	515	579	(10.9)	632	(8.4)
Other-than-temporary impairment of securities	—	—	—	(1,229)	100.0
Gain (loss) on sale of securities, net	222	(171)	229.9	59	(390.9)
Accretion of FDIC loss sharing receivable	581	851	(31.7)	738	15.3
Settlement of litigation	—	525	(100.0)	—	—
Other income	190	188	0.8	144	31.0
Total noninterest income	$7,452	$6,781	9.9%	$ 4,492	51.0%

2012 compared to 2011

Noninterest income for 2012 totaled $7.5 million, an increase of $671,000, or 9.9%, compared to 2011. The increase was primarily the result of an increase of $1.1 million in gains on the sale of mortgage loans due to favorable refinance rates and a $393,000 difference in gains/losses on the sale of securities, which was partially offset by the absence of a $525,000 payment received in settlement of a lawsuit during 2011 and a decrease of $270,000 in the accretion of the FDIC loss sharing receivable, which represents the indemnification asset related to the Statewide loss sharing agreements.

Accretion of the discount on the FDIC indemnification asset totaled $581,000, $851,000 and $738,000 for the years ended December 31, 2012, 2011 and 2010, respectively. It may increase or decrease from period to period due to changes in expected cash flows from the Covered Loans.

The FDIC indemnification asset was recorded at the time of the Statewide acquisition at its estimated fair value of $34.4 million, representing the present value of estimated future cash payments from the FDIC for probable losses on Covered Assets. If projected cash flows from the Covered Loans increase, the yield on the loans will increase accordingly and the discount rate of accretion on the FDIC indemnification asset will decrease as less cash flow is expected to be recovered from the indemnification asset.

The decrease in total accretion for the year ended December 31, 2012 as compared to the year ended December 31, 2011 related both to the decrease in the average discount rate and to the decrease in the average balance of the indemnification asset. The average balance of the indemnification asset decreased primarily as a result of the submission of claims and receipt of cash from the FDIC under the terms of the loss sharing agreements. We expect the amount of accretion to continue to decline in future periods because our projected cash flows from Covered Loans have continued to increase, and as a result we expect to collect less cash flow from the indemnification asset. Additionally, as we continue to submit claims under the loss sharing agreements, the remaining balance of the indemnification asset will continue to decline.

A roll forward of the FDIC indemnification asset from March 12, 2010 to December 31, 2012 follows:

(dollars in thousands)	2012	2011	2010
Balance, beginning of period[1]	$24,222	$32,012	$34,422
Accretion	581	851	738
Reduction for claims filed	(3,135)	(4,108)	(3,148)
Change in estimated cash flow assumptions	(6,122)	(4,533)	—
Balance, end of period	$15,546	$24,222	$32,012

(1) For 2010, reflects the balance at March 12, 2010, the date of acquisition.

2011 compared to 2010

Noninterest income totaled $6.8 million in 2011, an increase of $2.3 million, or 51.0%, compared to 2010. The increase was primarily the result of the absence of OTTI charges of $1.2 million incurred in 2010 and a $525,000 payment received in settlement of a lawsuit during the second quarter of 2011. Additionally, service fees and charges, bank card fees and gains on the sale of mortgage loans increased as a result of the GSFC acquisition and organic customer growth. Accretion of the FDIC loss sharing receivable increased to $851,000 in 2011, compared to $738,000 in 2010, primarily reflecting a full year of accretion of the receivable.

Noninterest Expense – The following table illustrates the primary components of noninterest expense for the years indicated.

(dollars in thousands)	2012	2011	Percent Increase (Decrease)	2010	Percent Increase (Decrease)
Noninterest expense:					
Compensation and benefits	$19,688	$17,821	10.5%	$14,504	22.9%
Occupancy	2,809	2,634	6.7	2,218	18.7
Marketing and advertising	744	980	(24.1)	827	18.6
Data processing and communication	2,801	3,142	(10.8)	2,142	46.7
Professional services	890	1,378	(35.4)	1,084	27.1
Forms, printing and supplies	478	542	(11.8)	513	5.7
Franchise and shares tax	614	676	(9.2)	401	68.7
Regulatory fees	854	858	(0.5)	621	38.3
Foreclosed assets, net	1,051	472	122.9	241	95.2
Other expenses	2,525	2,280	10.8	1,822	25.1
Total noninterest expense	$32,454	$30,783	5.4%	$24,373	26.3%

2012 compared to 2011

Noninterest expense for 2012 totaled $32.5 million, an increase of $1.7 million, or 5.4%, from 2011. Noninterest expense for 2011 includes merger-related expenses of $2.1 million related to the acquisition of GSFC in July 2011. Excluding merger-related expenses, noninterest expense increased $3.7 million, or 13.0%, from 2011. The increase in noninterest expense was primarily the result of the addition of GSFC employees, its operations and facilities and higher costs associated with foreclosed assets.

2011 compared to 2010

Noninterest expense for 2011 totaled $30.8 million, an increase of $6.4 million, or 26.3%, from 2010. Noninterest expense for 2011 and 2010 includes merger-related expenses of $2.1 million and $1.0 million, respectively. Excluding merger-related expenses, the increase in noninterest expense was primarily the result of the addition of GSFC employees, its operations and facilities and higher costs associated with foreclosed assets. The acquisition of GSFC added 32 permanent employees and five banking offices. Data processing and communication expenses in 2011 include a $500,000 termination fee paid upon the cancellation of GSFC's existing data processing contract.

Income Taxes – For the years ended December 31, 2012, 2011 and 2010, the Company incurred income tax expense of $4.6 million, $2.6 million and $2.3 million, respectively. The Company's effective tax rate amounted to 33.4%, 34.0% and 33.3% during 2012, 2011 and 2010, respectively. The difference between the effective tax rate and the statutory tax rate primarily related to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income and various tax credits taken.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funds are from deposits, amortization of loans, loan prepayments and the maturity of loans, investment securities and other investments and other funds provided from operations. While scheduled payments from the amortization of loans and investment securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We also maintain excess funds in short-term, interest-bearing assets that provide additional liquidity. As of December 31, 2012, our cash and cash equivalents totaled $39.5 million. In addition, as of such date, our available for sale investment securities totaled $157.3 million.

We use our liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, and to meet operating expenses. As of December 31, 2012, we had certificates of deposit maturing within the next 12 months totaling $180.5 million. Based upon historical experience, we anticipate that the majority of the maturing certificates of deposit will be redeposited with us.

In addition to cash flows from loan and securities payments and prepayments as well as from sales of available for sale securities, we have significant borrowing capacity available to fund liquidity needs. In recent years, we have utilized borrowings as a cost efficient addition to deposits as a source of funds. Our borrowings consist of advances from the FHLB, of which we are a member. Under terms of the collateral agreement with the FHLB, we may pledge residential mortgage loans and mortgage-backed securities as well as our stock in the FHLB as collateral for such advances. For the year ended December 31, 2012, the average balance of our outstanding FHLB advances was $66.0 million. As of December 31, 2012, we had $46.3 million in outstanding FHLB advances and $320.9 million in additional FHLB advances available to us.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to meet its ongoing commitments and fund loan commitments. The Company has been able to generate sufficient cash through its deposits, as well as borrowings, and anticipates it will continue to have sufficient funds to meet its liquidity requirements.

ASSET/ LIABILITY MANAGEMENT AND MARKET RISK

The objective of asset/liability management is to implement strategies for the funding and deployment of the Company's financial resources that are expected to maximize soundness and profitability over time at acceptable levels of risk. Interest rate sensitivity is the potential impact of changing rate environments on both net interest income and cash flows. The Company measures its interest rate sensitivity over the near term primarily by running net interest income simulations.

Our interest rate sensitivity is also monitored by management through the use of models which generate estimates of the change in its net interest income over a range of interest rate scenarios. Based on the Company's interest rate risk model, the table below sets forth the results of immediate and sustained changes in interest rate as of December 31, 2012.

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+300	(1.4)%
+200	(0.5)
+100	0.2

The actual impact of changes in interest rates will depend on many factors. These factors include the Company's ability to achieve expected growth in interest-earning assets and maintain a desired mix of interest-earning assets and interest-bearing liabilities, the actual timing of asset and liability repricings, the magnitude of interest rate changes and corresponding movement in interest rate spreads, and the level of success of asset/liability management strategies.

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from the interest rate risk which is inherent in our lending and deposit taking activities. To that end, management actively monitors and manages interest rate risk exposure. In addition to market risk, our primary risk is credit risk on our loan portfolio. We attempt to manage credit risk through our loan underwriting and oversight policies.

The principal objective of our interest rate risk management function is to evaluate the interest rate risk embedded in certain balance sheet accounts, determine the level of risk appropriate given our business strategy, operating environment, capital and liquidity requirements, performance objectives and interest rate environment and manage the risk consistent with approved guidelines. We seek to manage our exposure to risks from changes in interest rates while at the same time trying to improve our net interest spread. We monitor interest rate risk as such risk relates to our operating strategies. We have established an Asset/Liability Committee ("ALCO"), which is comprised of our Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Chief Operations Officer, Director of Financial Reporting and Treasurer. The ALCO is responsible for reviewing our asset/liability and investment policies and interest rate risk position. The ALCO meets at least monthly. The extent of the movement of interest rates is an uncertainty that could have a negative impact on future earnings.

In recent years, we primarily have utilized the following strategies in our efforts to manage interest rate risk:

- we have increased our originations of shorter term loans, particularly commercial real estate and commercial and industrial loans;
- we generally sell our conforming long-term (30-year) fixed-rate single-family residential mortgage loans into the secondary market; and
- we have invested in securities, consisting primarily of mortgage-backed securities and collateral mortgage obligations, with relatively short average lives, generally three to five years, and we maintain adequate amounts of liquid assets.

OFF-BALANCE SHEET ACTIVITIES

To meet the financing needs of its customers, the Company issues financial instruments which represent conditional obligations that are not recognized, wholly or in part, in the statements of financial condition. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments expose the Company to varying degrees of credit and interest rate risk in much the same way as funded loans. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company's exposure to credit losses from these financial instruments is represented by their contractual amounts.

The following table summarizes our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and the undisbursed portion of construction loans as of December 31 of the years indicated.

(dollars in thousands)	Contract Amount 2012	Contract Amount 2011
Standby letters of credit	$ 2,907	$ 1,626
Available portion of lines of credit	59,124	60,675
Undisbursed portion of loans in process	47,678	37,840
Commitments to originate loans	77,857	53,711

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements.

Unfunded commitments under commercial lines-of-credit and revolving credit lines are commitments for possible future extensions of credit to existing customers. These lines-of-credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the financial position or results of operations of the Company.

The following table summarizes our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and the undisbursed portion of construction loans as of December 31, 2012.

(dollars in thousands)	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Unused commercial lines of credit	$ 34,128	$ 1,159	$ 45	$ 126	$ 35,458
Unused personal lines of credit	4,433	11,778	1,628	5,827	23,666
Undisbursed portion of loans in process	47,678	—	—	—	47,678
Commitments to originate loans	77,857	—	—	—	77,857
Standby letters of credit	2,900	7	—	—	2,907
Total	$166,996	$12,944	$1,673	$5,953	$187,566

The Company has utilized leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other contractual cash commitments as of December 31, 2012 are shown in the following table.

(dollars in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases	$ 120	$ 120	$ —	$ —	$ —	$ —	$ 240
Certificates of deposit	180,493	38,056	13,175	4,325	3,322	13,596	252,967
Long-term FHLB advances	13,290	10,578	2,389	—	10,000	—	36,257
Total	$193,903	$48,754	$15,564	$4,325	$13,322	$13,596	$289,464

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements, accompanying notes and related financial data of the Company presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Most of our assets and liabilities are monetary in nature; therefore, the impact of interest rates has a greater impact on its performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

The information contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset/Liability Management and Market Risk" in Item 7 hereof is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Home Bancorp, Inc.
Lafayette, Louisiana

We have audited the accompanying consolidated statement of financial condition of Home Bancorp, Inc. and subsidiary ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Bancorp, Inc. and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Home Bancorp, Inc. and subsidiary's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Porter Keadle Moore, LLC

Atlanta, Georgia
March 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Home Bancorp, Inc.
Lafayette, Louisiana

We have audited Home Bancorp, Inc. and subsidiary's (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Home Bancorp, Inc. and subsidiary maintained effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of Home Bancorp, Inc. and subsidiary as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 15, 2013, expressed an unqualified opinion.

/s/ Porter Keadle Moore, LLC

Atlanta, Georgia
March 15, 2013

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2012	December 31, 2011
Assets		
Cash and cash equivalents	$ 39,539,366	$ 31,769,438
Interest-bearing deposits in banks	3,529,000	5,583,000
Investment securities available for sale, at fair value	157,255,828	155,259,978
Investment securities held to maturity (fair values of $1,746,375 and $3,574,684, respectively)	1,665,184	3,461,717
Mortgage loans held for sale	5,627,104	1,672,597
Loans covered by loss sharing agreements	45,764,397	61,070,360
Noncovered loans, net of unearned income	627,363,937	605,301,127
Total loans, net of unearned income	673,128,334	666,371,487
Allowance for loan losses	(5,319,235)	(5,104,363)
Total loans, net of unearned income and allowance for loan losses	667,809,099	661,267,124
Office properties and equipment, net	30,777,184	31,763,692
Cash surrender value of bank-owned life insurance	17,286,434	16,771,174
FDIC loss sharing receivable	15,545,893	24,222,190
Accrued interest receivable and other assets	23,891,172	32,018,228
Total Assets	$962,926,264	$963,789,138
Liabilities		
Deposits:		
Noninterest-bearing	$152,461,606	$127,827,509
Interest-bearing	618,967,729	602,906,246
Total deposits	771,429,335	730,733,755
Short-term Federal Home Loan Bank advances	10,000,000	52,634,218
Long-term Federal Home Loan Bank advances	36,256,805	40,988,736
Accrued interest payable and other liabilities	3,666,264	5,147,594
Total Liabilities	821,352,404	829,504,303
Shareholders' Equity		
Preferred stock, $0.01 par value—10,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value—40,000,000 shares authorized; 8,950,495 and 8,933,435 shares issued; 7,439,127 and 7,759,954 shares outstanding, respectively	89,506	89,335
Additional paid-in capital	90,986,820	89,741,406
Treasury stock at cost—1,511,368 and 1,173,481 shares, respectively	(21,719,954)	(15,892,315)
Unallocated common stock held by:		—
Employee Stock Ownership Plan (ESOP)	(5,623,910)	(5,980,990)
Recognition and Retention Plan (RRP)	(1,831,759)	(2,644,523)
Retained earnings	76,435,222	67,245,351
Accumulated other comprehensive income	3,237,935	1,726,571
Total Shareholders' Equity	141,573,860	134,284,835
Total Liabilities and Shareholders' Equity	$962,926,264	$963,789,138

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2012	2011	2010
Interest Income			
Loans, including fees	$42,797,878	$34,604,712	$28,556,905
Investment securities	3,169,429	3,686,134	4,969,876
Other investments and deposits	154,820	144,346	132,121
Total interest income	46,122,127	38,435,192	33,658,902
Interest Expense			
Deposits	4,227,495	4,626,198	5,316,147
Short-term Federal Home Loan Bank advances	39,592	47,163	7,382
Long-term Federal Home Loan Bank advances	646,782	543,809	557,629
Total interest expense	4,913,869	5,217,170	5,881,158
Net interest income	41,208,258	33,218,022	27,777,744
Provision for loan losses	2,411,214	1,460,427	864,659
Net interest income after provision for loan losses	38,797,044	31,757,595	26,913,085
Noninterest Income			
Service fees and charges	2,184,246	2,160,706	2,013,358
Bank card fees	1,795,960	1,737,554	1,418,620
Gain on sale of loans, net	1,963,365	910,165	716,252
Income from bank-owned life insurance	515,260	578,529	631,702
Other-than-temporary impairment of securities	—	—	(1,229,037)
Gain (loss) on sale of securities, net	221,781	(170,788)	58,704
Accretion of FDIC loss sharing receivable	580,980	851,080	738,431
Settlement of litigation	—	525,000	—
Other income	190,290	188,749	144,045
Total noninterest income	7,451,882	6,780,995	4,492,075
Noninterest Expense			
Compensation and benefits	19,687,444	17,821,501	14,505,004
Occupancy	2,809,039	2,633,558	2,217,788
Marketing and advertising	743,814	980,557	826,616
Data processing and communication	2,801,124	3,141,776	2,141,975
Professional services	890,205	1,378,504	1,084,170
Forms, printing and supplies	477,924	542,079	512,777
Franchise and shares tax	613,733	675,801	400,589
Regulatory fees	854,041	857,990	620,526
Foreclosed assets, net	1,051,397	471,637	241,593
Other expenses	2,525,404	2,279,995	1,822,108
Total noninterest expense	32,454,125	30,783,398	24,373,146
Income before income tax expense	13,794,801	7,755,192	7,032,014
Income tax expense	4,604,930	2,635,411	2,343,890
Net Income	$ 9,189,871	$ 5,119,781	$ 4,688,124
Earnings per share:			
Basic	$ 1.33	$ 0.72	$ 0.62
Diluted	$ 1.28	$ 0.71	$ 0.62

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31, 2012	2011	2010
Net Income	$ 9,189,871	$5,119,781	$4,688,124
Other Comprehensive Income			
Unrealized gains on investment securities	$ 2,511,726	$1,395,951	$ 12,220
Reclassification adjustment for (gains) losses included in net income	(221,781)	170,788	1,170,333
Tax effect	(778,581)	(532,691)	(402,068)
Other comprehensive income, net of taxes	$ 1,511,364	$1,034,048	$ 780,485
Comprehensive Income	$10,701,235	$6,153,829	$5,468,609

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Treasury Stock	Unallocated Common Stock Held by ESOP	Unallocated Common Stock Held by RRP	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2009	$89,270	$88,072,884	$ (1,848,862)	$(6,695,150)	$(4,218,320)	$57,437,446	$ (87,962)	$132,749,306
Net income						4,688,124		4,688,124
Other comprehensive income							780,485	780,485
Treasury stock acquired at cost, 643,973 shares			(8,576,863)					(8,576,863)
RRP shares released for allocation		(730,874)			785,834			54,960
ESOP shares released for allocation		116,595		357,080				473,675
Share-based compensation cost		1,360,257						1,360,257
Balance, December 31, 2010	$89,270	$88,818,862	$(10,425,725)	$(6,338,070)	$(3,432,486)	$62,125,570	$ 692,523	$131,529,944
Net income						5,119,781		5,119,781
Other comprehensive income							1,034,048	1,034,048
Treasury stock acquired at cost, 377,608 shares			(5,466,590)					(5,466,590)
Exercise of stock options	65	75,045						75,110
RRP shares released for allocation		(711,562)			787,963			76,401
ESOP shares released for allocation		162,558		357,080				519,638
Share-based compensation cost		1,396,503						1,396,503
Balance, December 31, 2011	$89,335	$89,741,406	$(15,892,315)	$(5,980,990)	$(2,644,523)	$67,245,351	$1,726,571	$134,284,835
Net income						9,189,871		9,189,871
Other comprehensive income							1,511,364	1,511,364
Treasury stock acquired at cost, 337,887 shares			(5,827,639)					(5,827,639)
Exercise of stock options	171	206,355						206,526
RRP shares released for allocation		(680,600)			812,764			132,164
ESOP shares released for allocation		254,951		357,080				612,031
Share-based compensation cost		1,464,708						1,464,708
Balance, December 31, 2012	$89,506	$90,986,820	$(21,719,954)	$(5,623,910)	$(1,831,759)	$76,435,222	$3,237,935	$141,573,860

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2012	2011	2010
Cash flows from operating activities, net of effects of acquisition:			
Net income	$ 9,189,871	$ 5,119,781	$ 4,688,124
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan losses	2,411,214	1,460,427	864,659
Depreciation	1,452,244	1,299,370	1,098,506
Amortization of purchase accounting valuations and intangibles	(470,654)	8,714,974	(4,567,580)
Net amortization of mortgage servicing asset	195,337	128,692	45,067
Federal Home Loan Bank stock dividends	(16,400)	(11,000)	(8,600)
Net amortization of discount on investments	(540,201)	(805,632)	(1,474,136)
(Gain) loss on sale of investment securities, net	(221,781)	170,788	(58,704)
Impairment of investment securities	—	—	1,229,037
Gain on loans sold, net	(1,963,365)	(910,165)	(716,252)
Proceeds, including principal payments, from loans held for sale	80,132,706	33,096,508	81,608,067
Originations of loans held for sale	(82,385,735)	(32,797,756)	(81,589,832)
Non-cash compensation	2,076,739	1,916,141	1,833,932
Deferred income tax (benefit) expense	324,101	1,647,022	(616,960)
(Increase) decrease in interest receivable and other assets	1,394,971	(2,700,366)	(539,861)
Increase in cash surrender value of bank-owned life insurance	(515,260)	(578,529)	(930,000)
(Increase) decrease in accrued interest payable and other liabilities	(1,430,418)	130,561	(945,939)
Net cash provided by (used in) operating activities	9,633,369	15,880,816	(80,472)
Cash flows from investing activities, net of effects of acquisition:			
Purchases of securities available for sale	(46,347,519)	(60,580,507)	(42,808,128)
Purchases of securities held to maturity	—	(3,000,000)	(15,000,000)
Proceeds from maturities, prepayments and calls on securities available for sale	32,380,277	61,353,840	39,645,376
Proceeds from maturities, prepayments and calls on securities held to maturity	1,795,877	14,757,281	12,875,733
Proceeds from sales on securities available for sale	15,023,975	4,612,356	24,282,947
(Increase) decrease in loans, net	(8,022,909)	(51,704,628)	5,980,402
Reimbursement from FDIC for covered assets	3,135,373	4,108,337	3,147,688
(Increase) decrease in certificates of deposit in other institutions	2,054,000	2,284,000	(4,338,000)
Proceeds from sale of repossessed assets	6,988,434	2,286,722	1,740,912
Purchases of office properties and equipment	(1,451,819)	(1,183,278)	(8,278,431)
Proceeds from sale of properties and equipment	1,048,771	—	—
Net cash received (disbursed) in business combinations	—	(17,154,724)	46,892,158
Purchases of Federal Home Loan Bank stock	(66,500)	(2,668,900)	(871,500)
Proceeds from redemption of Federal Home Loan Bank stock	3,010,400	373,200	3,356,300
Net cash provided by (used in) investing activities	9,548,360	(46,516,301)	66,625,457
Cash flows from financing activities, net of effects of acquisition:			
Increase (decrease) in deposits	41,134,716	(15,396,207)	(26,128,685)
Increase (decrease) in Federal Home Loan Bank advances	(46,925,404)	46,221,972	(20,578,396)
Proceeds from exercise of stock options	206,526	75,110	—
Purchase of treasury stock	(5,827,639)	(5,466,590)	(8,576,863)
Net cash provided by (used in) financing activities	(11,411,801)	25,434,285	(55,283,944)
Net change in cash and cash equivalents	7,769,928	(5,201,200)	11,261,041
Cash and cash equivalents at beginning of year	31,769,438	36,970,638	25,709,597
Cash and cash equivalents at end of year	$ 39,539,366	$ 31,769,438	$ 36,970,638
Supplementary cash flow information:			
Interest paid on deposits and borrowed funds	$ 5,794,525	$ 5,169,506	$ 5,875,911
Income taxes paid	5,450,000	1,428,034	3,495,316
Noncash investing and financing activities:			
Transfer of loans to repossessed assets	$ 6,829,932	$ 6,701,569	$ 5,517,120

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Home Bancorp, Inc., a Louisiana Corporation ("Company"), was organized by Home Bank ("Bank") in May 2008 to facilitate the conversion of the Bank from the mutual to the stock form ("Conversion") of ownership. The Conversion was completed on October 2, 2008, at which time the Company became the holding company for the Bank, with the Company owning all of the issued and outstanding shares of the Bank's common stock. Shares of the Company's common stock were issued and sold in an offering to certain depositors of the Bank.

Home Bank is a federally chartered stock savings bank. The Bank was officially chartered in 1908 as a Louisiana state chartered savings association. The Bank converted to a federal mutual savings bank charter in 1993. In 2010, the Bank expanded into the Northshore (of Lake Ponchartrain) through a Federal Deposit Insurance Corporation ("FDIC") assisted acquisition of certain assets and liabilities of the former Statewide Bank ("Statewide"). In July 2011, the Bank expanded into the Greater New Orleans region through its acquisition of GS Financial Corporation ("GSFC"), the former holding company of Guaranty Savings Bank ("Guaranty"). The Bank currently conducts business from 22 banking offices in the Greater Lafayette, Northshore, Baton Rouge and Greater New Orleans regions of south Louisiana.

The Bank is primarily engaged in attracting deposits from the general public and using those funds to invest in loans and investment securities. The Bank's principal sources of funds are customer deposits, repayments of loans, repayments of investments and funds borrowed from outside sources such as the Federal Home Loan Bank ("FHLB") of Dallas. The Bank derives its income principally from interest earned on loans and investment securities and, to a lesser extent, from fees received in connection with the origination of loans, service charges on deposit accounts and for other services. The Bank's primary expenses are interest expense on deposits and borrowings and general operating expenses.

The Bank is regulated by the Office of the Comptroller of the Currency ("OCC") and its deposits are insured to the maximum amount permissible under federal law by the FDIC. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") was passed by Congress. The act, among other things, imposed new restrictions and an expanded framework of regulatory oversight for financial institutions and their holding companies, including the Bank and the Company. Under the new law, the Company's and the Bank's former primary regulator, the Office of Thrift Supervision ("OTS"), was eliminated and existing federal thrifts are now subject to regulation and supervision by the OCC, which also currently supervises and regulates all national banks. Savings and loan holding companies are now regulated by the Federal Reserve Board ("FRB"), which has the authority to promulgate new regulations governing the Company that will impose additional capital requirements and may result in additional restrictions on investments and other holding company activities. The law also created a new Consumer Financial Protection Bureau ("CFPB") that has the authority to promulgate rules intended to protect consumers in the financial products and services market. The creation of this independent bureau is expected to result in new regulatory requirements which would raise the cost of regulatory compliance. The federal preemption of state laws currently accorded federally chartered financial institutions has been reduced. In addition, regulations mandated by the new law could require changes in regulatory capital requirements, loan loss provisioning practices, and compensation practices which may have a material impact on our operations. Because many of the regulations under the new law have not been promulgated, we cannot determine the full impact on our business and operations at this time.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, income taxes, valuation of investments with other-than-temporary impairment, acquisition accounting valuations and valuation of share-based compensation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, due from banks and interest-bearing deposits with the FHLB. The Company considers all highly liquid debt instruments with original maturities of three months or less (excluding interest-bearing deposits in banks) to be cash equivalents.

The Bank is required to maintain cash reserves with the FRB. The requirement is dependent upon the Bank's cash on hand or noninterest-bearing balances. The reserve requirements as of December 31, 2012 and 2011 were $16,466,000 and $9,993,000, respectively, and the Bank was in compliance with such requirements at such dates.

Investment Securities

The Company follows the guidance under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities*. This standard addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under the topic, investment securities, which the Company both positively intends and has the ability to hold to maturity, are classified as held to maturity and carried at amortized cost.

Investment securities that are acquired with the intention of being resold in the near term are classified as trading securities under ASC 320 and are carried at fair value, with unrealized holding gains and losses recognized in current earnings. The Company did not hold any securities for trading purposes at, or during the years ended, December 31, 2012 or 2011.

Securities not meeting the criteria of either trading securities or held to maturity are classified as available for sale and are carried at fair value. Unrealized holding gains and losses for these securities are recognized, net of related income tax effects in the Consolidated Statements of Comprehensive Income.

Interest income earned on securities either held to maturity or available for sale is included in current earnings, including the amortization of premiums and the accretion of discounts using the interest method. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. The gain or loss realized on the sale of securities classified as available for sale and held to maturity, as determined using the specific identification method for determining the cost of the securities sold, is computed with reference to its amortized cost and is also included in current earnings.

The Company reviews investment securities for other-than-temporary impairment quarterly. Impairment is considered to be other-than-temporary if it is likely that all amounts contractually due will not be received for debt securities and when there is no positive evidence indicating that an investment's carrying amount is recoverable in the near term for equity securities. When a decline in the fair value of available for sale and held to maturity securities below cost is deemed to be credit related, a charge for other-than-temporary impairment is included in earnings as "Other-than-temporary impairment of securities". The decline in fair value attributed to non-credit related factors is recognized in other comprehensive income and a new cost basis for the security is established. The new cost basis is not changed for subsequent recoveries in fair value. Increases and decreases between fair value and cost on available for sale securities are reflected in the Consolidated Statements of Comprehensive Income. In evaluating whether impairment is temporary or other-than-temporary, the Company considers, among other things, the time period the security has been in an unrealized loss position; the financial condition of the issuer and its industry; recommendations of investment advisors; economic forecasts; market or industry trends; changes in tax laws, regulations, or other governmental policies significantly affecting the issuer; any downgrades from rating agencies; and any reduction or elimination of dividends. The Company's intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value is also considered.

Loans Held for Sale

The Company sells mortgage loans and loan participations for an amount equal to the principal amount of loans or participations with yields to investors based upon current market rates. Realized gains and losses related to loan sales are included in noninterest income.

The Company allocates the cost to acquire or originate a mortgage loan between the loan and the right to service the loan if it intends to sell or securitize the loan and retain servicing rights. In addition, the Company periodically assesses capitalized mortgage servicing rights for impairment based on the fair value of such rights. To the extent that temporary impairment exists, write-downs are recognized in current earnings as an adjustment to the corresponding valuation allowance. Permanent impairment is recognized through a write-down of the asset with a corresponding reduction in the valuation allowance. For purposes of performing its impairment evaluation, the portfolio is stratified on the basis of certain risk characteristics, including loan type and interest rates. Capitalized servicing rights are amortized over the period of, and in proportion to, estimated net servicing income, which considers appropriate prepayment assumptions.

For financial reporting purposes, the Company classifies a portion of its loan portfolio as "Mortgage loans held for sale." Included in this category are loans which the Company has the current intent to sell and loans which are available to be sold in the event that the Company determines that loans should be sold to support the Company's investment and liquidity objectives, as well as to support its overall asset and liability management strategies. Loans included in this category for which the Company has the current intention to sell are recorded at the lower of aggregate cost or fair value. As of December 31, 2012 and 2011, the Company had $5,627,000 and $1,673,000, respectively, in loans classified as "Mortgage loans held for sale."

As of December 31, 2012 and 2011, the Company had $133,107,000 and $136,525,000, respectively, outstanding in loans sold to government agencies that it was servicing through a third party.

Loans

Loans are carried net of discounts on loan originations and purchased loans are amortized using the level yield interest method over the remaining contractual life of the loan. Nonrefundable loan origination fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as an adjustment of yield using the interest method.

Interest on loans receivable is accrued as earned using the interest method over the life of the loan. Interest on loans deemed uncollectible is excluded from income. The accrual of interest is discontinued and reversed against current income once loans become more than 90 days past due or earlier if conditions warrant. The past due status of loans is determined based on the contractual terms. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged against interest income on loans. Interest payments are applied to reduce the principal balance on nonaccrual loans. Loans are returned to accrual status when all past due payments are received in full and future payments are probable.

Third party property valuations are obtained at the time of origination for real estate secured loans. When a determination is made that a loan has deteriorated to the point of becoming a problem loan, updated valuations may be ordered to help determine if there is impairment, which may lead to a recommendation for partial charge off or appropriate allowance allocation. Property valuations are ordered through, and reviewed by, the Company's Appraisal and Review Department. The Company typically orders an "as is" valuation for collateral property if the loan is in a criticized loan classification.

Loans, or portions of loans, are charged off in the period that such loans, or portions thereof, are deemed uncollectible. The collectability of individual loans is determined through an estimate of the fair value of the underlying collateral and/or assessment of the financial condition and repayment capacity of the borrower.

Acquisition Accounting for Loans and Related FDIC Loss Sharing Receivable

The Company accounts for acquisitions in accordance with ASC Topic 805, *Business Combinations*, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. The fair value of loans acquired from GSFC and Statewide ("acquired loans") is represented by the expected cash flows from the portfolio discounted at current market rates. In estimating the cash flows, the Company uses a model based on assumptions about the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severities in the event of defaults and current market rates.

The Company accounts for all loans acquired from Statewide and approximately $9,600,000 in contractual value of loans acquired from GSFC under ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*. In accordance with ASC 310-30 and in estimating the fair value of the acquired loans as of the acquisition date, we (a) calculate the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows") and (b) estimate the amount and timing of undiscounted expected principal and interest payments (the "undiscounted expected cash flows"). The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference.

On the acquisition date, the amount by which the undiscounted expected cash flows exceed the estimated fair value of the acquired loans is the accretable yield. The accretable yield is recorded into interest income over the life of the loans using the effective yield method. The accretable yield changes over time due to both accretion and as actual and expected cash flows vary from the estimated cash flows at acquisition. The accretable yield is measured at each financial reporting date and represents the difference between the remaining undiscounted expected cash flows and the current carrying value of the loans. The remaining undiscounted expected cash flows are calculated at each financial reporting date based on information currently available. Increases in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income prospectively. Increases in expected cash flows may also lead to the reduction of any allowance for loan losses recorded after the acquisition. Decreases in expected cash flows compared to those originally estimated decrease the accretable yield and are recognized by recording an allowance for loan losses. As the accretable yield increases or decreases from changes in cash flow expectations, the offset is a decrease or increase to the nonaccretable difference. There is no carryover of allowance for loan losses as the loans acquired are initially recorded at fair value as of the date of acquisition.

Because the FDIC will reimburse the Company for certain loans acquired from Statewide ("Covered Loans") should the Company experience a loss, a FDIC loss sharing receivable was recorded at discounted fair value at the acquisition date. The receivable was recognized at the same time as the Covered Loans, and measured on the same basis, subject to collectability or contractual limitations. The loss sharing agreements on the acquisition date reflect the reimbursements expected to be received from the FDIC, using an appropriate discount rate, which reflects credit risk and other uncertainties. The amount of the FDIC loss sharing receivable was $15,546,000 and $24,222,000 at December 31, 2012 and 2011, respectively. The balance of the loss share receivable decreased during 2012 because expected future cash flows from Covered Loans increased, and as a result, we expect to collect less from the FDIC on the indemnification asset. Also, the submission of claims and receipt of cash from the FDIC under the terms of the loss sharing agreements reduced the loss sharing receivable as well.

Allowance for Loan Losses

The allowance for loan losses on loans in our portfolio is maintained at an amount which management believes covers the reasonably estimable and probable losses on such portfolio. The allowance for loan losses is comprised of specific and general reserves. The Company determines specific reserves based on the provisions of ASC 310, *Receivables*. The Company's allowance for loan losses includes a measure of impairment related to those loans specifically identified for evaluation under the topic. This measurement is based on a comparison of the recorded investment in the loan with either the expected cash flows discounted using the loan's original effective interest rate, observable market price for the loan or the fair value of the collateral underlying certain collateral-dependent loans. General reserves are based on management's evaluation of many factors, including current economic trends, industry experience, historical loss experience (generally three years), industry loan concentrations, the borrowers' abilities to repay and repayment performance, probability of foreclosure and estimated collateral values. As these factors change, adjustments to the loan loss reserve are charged to current operations. Loans that are determined to be uncollectible are charged-off against the allowance for loan losses once that determination is made.

While management uses available information to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. The OCC, as an integral part of its examination processes, periodically reviews the allowance for loan losses. The OCC may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them as of the time of their examinations. To the extent the OCC's estimates differ from management's estimates, additional provisions to the allowance for loan losses may be required as of the time of their examination. As part of the risk management program, an independent review is performed on the loan portfolio, which supplements management's assessment of the loan portfolio and the allowance for loan losses. The result of the independent review is reported directly to the Audit Committee of the Board of Directors.

Repossessed Assets

Repossessed assets are recorded at the lesser of the balance of the loan or fair value less estimated selling costs at the date acquired or upon receiving new property valuations. Costs relating to the development and improvement of foreclosed property are capitalized, and costs relating to holding and maintaining the property are expensed. Write-downs from cost to fair value at the dates of foreclosure are charged against the allowance for loan losses. Valuations are performed periodically and a charge to operations is recorded if the carrying value of a property exceeds its fair value less selling costs. Generally, the Company appraises the property at the time of foreclosure and at least every 12 months following the foreclosure. Excluding Covered Assets, the Company had $3,771,000 and $2,868,000 of repossessed assets as of December 31, 2012 and 2011, respectively. Including Covered Assets, the Company had $6,454,000 and $8,964,000 of repossessed assets as of December 31, 2012 and 2011, respectively.

Federal Home Loan Bank Stock

As a member of the FHLB, the Bank is required to maintain a minimum investment in its stock that varies with the level of FHLB advances outstanding. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment in accordance with GAAP. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as: (a) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance, (c) the impact of legislative and regulatory changes on the customer base of the FHLB and (d) the liquidity position of the FHLB.

While the Federal Home Loan Banks have been negatively impacted by current economic conditions, the FHLB of Dallas remains in compliance with regulatory capital and liquidity requirements and continues to pay dividends on the stock and make redemptions at par value. With consideration given to these factors, management concluded that its FHLB stock was not impaired at December 31, 2012. As of December 31, 2012 and 2011, the Company had $2,273,000 and $5,200,000 of FHLB stock, respectively.

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method with rates based on the estimated useful lives of the individual assets, which range from 3 to 40 years. Expenditures which substantially increase the useful lives of existing property and equipment are capitalized while routine expenditures for repairs and maintenance are expensed as incurred.

Cash Surrender Value of Bank-owned Life Insurance

Life insurance contracts represent single premium life insurance contracts on the lives of certain officers of the Bank. The Bank is the beneficiary of these policies. These contracts are reported at their cash surrender value and changes in the cash surrender value are included in noninterest income.

Intangible Assets

Intangible assets consist of goodwill, core deposit intangibles and mortgage servicing rights. These assets are recorded in other assets on the Consolidated Statements of Financial Condition. Goodwill totaled $856,000 and $914,000 at December 31, 2012 and 2011, respectively. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Goodwill is not amortized but rather is evaluated for impairment at least annually. Core deposit intangibles totaled $1,385,000 and $1,762,000 at December 31, 2012 and 2011, respectively. Core deposit intangibles represent the estimated value related to customer deposit relationships assumed in the Company's acquisitions. Core deposit intangibles are being amortized over nine or 10 years using an accelerated method. Mortgage servicing rights totaled $611,000 and $545,000 at December 31, 2012 and 2011, respectively. The rights represent servicing assets related to mortgage loans sold and serviced at fair value. Mortgage servicing rights are being amortized over a maximum of 10 years using an accelerated method.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Salary Continuation Agreements

The Company records the expense associated with its salary continuation agreements over the service periods of the persons covered under these agreements.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and tax planning strategies.

The income tax benefit or expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2012, 2011, and 2010, the Company did not recognize any interest or penalties in its financial statements, nor has it recorded an accrued liability for interest or penalty payments.

Stock-based Compensation Plans

The Company issues stock options under the 2009 Stock Option Plan to directors, officers and other key employees. In accordance with the requirements of ASC 718, *Compensation – Stock Compensation*, the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured as of the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

The Company issues restricted stock under the 2009 Recognition and Retention Plan ("RRP") for directors, officers and other key employees. The RRP allows for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock have the right to vote the shares as awards are earned. The unearned compensation related to these awards is amortized to compensation expense over the service period, which is usually the vesting period. The total share-based compensation expense for these awards is determined based on the market price of the Company's common stock as of the date of grant applied to the total number of shares granted and is amortized over the vesting period.

Earnings Per Share

Earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

Comprehensive Income

GAAP generally requires that recognized revenues, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheets, such items, along with net earnings, are components of comprehensive income. The tax effect for unrealized gains on investment securities was $853,987, $474,623 and $4,155 for the periods ending December 31, 2012, 2011 and 2010, respectively. The reclassification adjustment for (gains) losses included in net income had a tax effect of ($75,406), $58,068 and $397,913 for the periods ending December 31, 2012, 2011 and 2010. Comprehensive income is reflected in the Consolidated Statements of Comprehensive Income.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current period presentation.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement. ASU 2011-04 amends the fair value measurement and disclosure requirements in order to gain consistency between GAAP and the International Financial Reporting Standards. The guidance, which became effective on January 1, 2012, did not have a material impact on the Company's results of operations, financial position or disclosures.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income*. ASU 2011-05 requires entities to present the total of comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement of comprehensive income or in two separate consecutive statements. The revised financial statement presentation for comprehensive income became effective on January 1, 2012 and has been incorporated into this annual report on Form 10-K. The consolidated statements of comprehensive income are reflected as a separate statement on page 47.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other. ASU 2011-08 amends the accounting guidance on goodwill impairment testing. The amendments in this accounting standard update are intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The amendments also improve previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The adoption of ASU 2011-08 became effective on January 1, 2012. The adoption of the guidance did not have a material impact on the Company's results of operations, financial position or disclosures.

In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income. Both ASU's are effective for annual reporting periods beginning after December 15, 2011, and both were adopted by the Company as of January 1, 2012. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. ASU 2011-12 defers the changes in ASU 2011-05 that pertain to how, when and where reclassification adjustments are presented. The Company's adoption of these standards did not have a material impact on the consolidated financial statements

In July 2012, the FASB issued ASU No. 2012-02, which amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the revised guidance, companies testing an indefinite-lived intangible asset for impairment have the option of performing a qualitative assessment before calculating the fair value of the asset (i.e., step 1 of the impairment test). If companies determine, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more likely than not less than the carrying amount, the two-step impairment test would be required. This update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of ASU 2012-02 is not to have a material impact on the Company's results of operations, financial position or disclosures.

In October 2012, the FASB issued ASU No. 2012-06, Subsequent Accounting for an Indemnification Asset as a result of a Government-Assisted Acquisition of a Financial Institution. ASU 2012-06 requires the change in measurement of the indemnification asset would be accounted for on the same basis as the change in the indemnified item. Any amortization period for the changes in value would be limited to the shorter of the term of the indemnification agreement and the remaining life of the indemnified assets. The amendments are effective for fiscal years beginning on or after December 15, 2012 and interim periods within those fiscal years. The amendments will be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption. The Company is currently evaluating ASU 2012-06's potential impact on the Company's results of operations, financial position or disclosures.

3. Acquisition Activity

GS Financial Corp.

On July 15, 2011, the Company acquired GSFC, the former holding company of Guaranty Savings Bank ("Guaranty") of Metairie, Louisiana. On the acquisition date, Home Bancorp Acquisition Corp., a newly created wholly owned subsidiary of the Company, was merged with and into GSFC, and immediately thereafter, GSFC was merged with and into the Company, with the Company as the surviving corporation, and Guaranty, the former subsidiary of GSFC, was merged with and into Home Bank, with Home Bank as the surviving institution. Shareholders of GSFC received $21.00 per share in cash, yielding an aggregate purchase price of $26,417,000. As a result of the acquisition, the four former Guaranty branches in the Greater New Orleans area were added to the Bank's branch office network. Assets acquired from GSFC totaled $256,677,000, which included loans of $182,440,000, investment securities of $46,481,000 and cash of $9,262,000. The Bank also recorded a core deposit intangible asset of $859,000 and goodwill of $296,000 relating to the acquisition of GSFC, and assumed liabilities of $230,614,000, which included $193,518,000 in deposits and $34,707,000 in Federal Home Loan Bank ("FHLB") advances.

Acquired loans which are impaired as of the date of acquisition are accounted for under ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality.* In accordance with ASC 310-30 and in estimating the fair value of the acquired loans with deteriorated credit quality as of the acquisition date, we (a) calculated the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows") and (b) estimated the amount and timing of undiscounted expected principal and interest payments (the "undiscounted expected cash flows"). The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference totaled $5,490,000 as of July 15, 2011 and represented an estimate of the undiscounted loss exposure in the acquired loans with deteriorated credit quality as of the acquisition date.

The following table summarizes the accretable yield on the loans acquired from GSFC with deteriorated credit quality as of July 15, 2011 and the changes therein through December 31, 2012.

(dollars in thousands)	2012	2011
Balance, beginning of period	$ (644)	$ —
Acquisition accretable yield	—	(1,169)
Accretion	966	525
Net transfers from nonaccretable difference to accretable yield	(1,161)	—
Balance, end of period	$ (839)	$ (644)

As of December 31, 2012, the weighted average remaining contractual life of the loan portfolio acquired with deteriorated credit quality from GSFC was 8.8 years.

Statewide Bank

On March 12, 2010, the Bank acquired certain assets and liabilities of the former Statewide Bank ("Statewide"), a full-service community bank formerly headquartered in Covington, Louisiana, from the Federal Deposit Insurance Corporation ("FDIC"). As a result of the Statewide acquisition, the Bank's branch office network was expanded to include six branches in the Northshore (of Lake Pontchartrain) region of Louisiana. Assets acquired in the Statewide transaction totaled $188,026,000, which included loans of $110,415,000, investment securities of $24,841,000 and cash of $11,569,000. In addition, the Bank recorded an FDIC loss sharing receivable, representing the portion of estimated losses covered by loss sharing agreements between the Bank and the FDIC, of $34,422,000. The loss sharing agreements between the Bank and the FDIC afford us significant protection against future losses in the loan portfolio ("Covered Loans") and repossessed assets (collectively referred to as "Covered Assets") acquired in the Statewide transaction. The Bank also recorded a core deposit intangible asset of $1,429,000 and goodwill of $560,000 relating to the Statewide acquisition, and assumed liabilities of $223,910,000, which included $206,925,000 in deposits and $16,824,000 in FHLB advances.

The following table summarizes the accretable yield on the Covered Loans as of March 12, 2010 and the changes therein through December 31, 2012.

(dollars in thousands)	2012	2011	2010
Balance, beginning of period	$(8,550)	$(5,505)	$ —
Acquisition accretable yield	—	—	(11,110)
Accretion	4,613	5,170	5,605
Net transfers from nonaccretable difference to accretable yield	(36)	(8,215)	—
Balance, end of period	$(3,973)	$(8,550)	$ (5,505)

As of December 31, 2012, the weighted average remaining contractual life of the Covered Loan portfolio was 3.0 years.

Over the life of the Covered Loans, the Company will continue to estimate cash flows expected to be collected on pools of loans sharing common risk characteristics. The Company will evaluate whether the present value of Covered Loans has decreased and if so, a provision for loan loss will be recognized. For any increases in cash flows expected to be collected, the Company will adjust the amount of accretable yield recognized on a prospective basis over the remaining life of the applicable loan or pool of loans. During the year ended December 31, 2012 there was an aggregate $36,000 increase in expected cash flows from the Covered Loans acquired from Statewide over the amounts originally estimated. Such amount was recorded as an increase in the accretable yield to be recognized in interest income in future periods and a decrease to the nonaccretable yield.

The FDIC loss sharing receivable will continue to be measured on the same basis as the related Covered Loans. Because the Covered Loans are subject to the accounting prescribed by ASC 310, subsequent changes to the basis of the FDIC loss sharing receivable will also follow that model. Deterioration in the credit quality of the loans (immediately recorded as a provision to the allowance for loan losses) would immediately increase the basis of the FDIC loss sharing receivable, with the offset recorded through the consolidated statement of income. Increases in the credit quality or cash flows of loans (reflected as an adjustment to yield and accreted into income over the remaining life of the loans) decrease the basis of the FDIC loss sharing receivable, with such decrease being accreted into income over 1) the same period or 2) the life of the loss sharing agreements, whichever is shorter. Loss assumptions used in the basis of the Covered Loans are consistent with the loss assumptions used to measure the FDIC loss sharing receivable.

4. Investment Securities

Summary information regarding investment securities classified as available for sale and held to maturity as of December 31, 2012 and 2011 follows.

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Fair Value
December 31, 2012			Less Than 1 Year	Over 1 Year	
Available for sale:					
U.S. agency mortgage-backed	$ 99,137	$3,391	$ 14	$ 1	$102,513
Non-U.S. agency mortgage-backed	12,426	280	—	38	12,668
Municipal bonds	16,843	774	32	—	17,585
U.S. government agency	23,944	553	7	—	24,490
Total available for sale	$152,350	$4,998	$ 53	$ 39	$157,256
Held to maturity:					
U.S. agency mortgage-backed	$ 693	$ 13	$—	$—	$ 706
Municipal bonds	972	68	—	—	1,040
Total held to maturity	$ 1,665	$ 81	$—	$—	$ 1,746

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Fair Value
December 31, 2011			Less Than 1 Year	Over 1 Year	
Available for sale:					
U.S. agency mortgage-backed	$113,692	$2,879	$ 42	$—	$116,529
Non-U.S. agency mortgage-backed	14,833	37	766	425	13,679
Municipal bonds	11,598	623	—	—	12,221
U.S. government agency	12,521	310	—	—	12,831
Total available for sale	$152,644	$3,849	$808	$425	$155,260
Held to maturity:					
U.S. agency mortgage-backed	$ 2,289	$ 49	$—	$—	$ 2,338
Municipal bonds	1,173	64	—	—	1,237
Total held to maturity	$ 3,462	$ 113	$—	$—	$ 3,575

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic and market conditions warrant such evaluations. Consideration is given to (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the Company's intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost, which may extend to maturity and our ability and intent to hold the security for a period of time that allows for the recovery in value in the case of equity securities.

The Company developed a process to identify securities that could potentially have a credit impairment that is other-than-temporary. This process involves evaluating each security for impairment by monitoring credit performance, collateral type, collateral geography, bond credit support, loan-to-value ratios, credit scores, loss severity levels, pricing levels, downgrades by rating agencies, cash flow projections and other factors as indicators of potential credit issues. When the Company determines that a security is deemed to be other than temporarily impaired, an impairment loss is recognized.

During 2010, management's assessment of its investment securities concluded the decline in the fair values of certain non-agency (or private-label) mortgage-back securities were other-than-temporary. During 2010, the Company recorded pre-tax impairment charges of $1,229,000 associated with the credit deterioration of those securities.

As of December 31, 2012, 16 debt securities had unrealized losses totaling 0.7% of the individual securities' amortized cost basis and 0.1% of the Company's total amortized cost basis of the investment securities portfolio. Five of the 16 securities had been in a continuous loss position for over 12 months at such date. The five securities had an aggregate amortized cost basis and unrealized loss of $2,653,000 and $39,000, respectively, at December 31, 2012. Management has the intent and ability to hold these debt securities until maturity, or until anticipated recovery, no declines in these five securities were deemed to be other-than-temporary.

As of December 31, 2011, 17 debt securities had unrealized losses totaling 5.4% of the individual securities' amortized cost basis and 0.8% of the Company's total amortized cost basis of the investment securities portfolio. The unrealized losses at such date for the 17 securities primarily related to elevated delinquencies and defaults in the mortgage loans underlying certain non-agency mortgage-backed securities. Four of the 17 securities had been in a continuous loss position for over 12 months at such date. The four securities had an aggregate amortized cost basis and unrealized loss of $3,119,000 and $425,000, respectively, at December 31, 2011. As management has the intent and ability to hold these debt securities until maturity, or until anticipated recovery if classified as available for sale, no declines in these four securities were deemed to be other-than-temporary.

The amortized cost and estimated fair value by maturity of investment securities as of December 31, 2012 are shown in the following tables. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. The expected maturity of a security, may differ from its contractual maturity because of the exercise of call options and potential paydowns. Accordingly, actual maturities may differ from contractual maturities.

(dollars in thousands)	One Year or Less	After One Year through Five Years	After Five Years through Ten Years	After Ten Years	Total
Fair Value					
Securities available for sale:					
U.S. agency mortgage-backed	$ 5	$ 768	$10,486	$ 91,254	$102,513
Non-U.S. agency mortgage-backed	—	—	—	12,668	12,668
Municipal bonds	—	3,204	10,346	4,035	17,585
U.S. government agency	—	6,976	12,128	5,386	24,490
Total securities available for sale	$ 5	$10,948	$32,960	$113,343	$157,256
Securities held to maturity:					
U.S. agency mortgage-backed	$ 4	$ 650	$ 52	$ —	$ 706
Municipal bonds	—	1,040	—	—	1,040
Total securities held to maturity	$ 4	$ 1,690	$ 52	$ —	$ 1,746

(dollars in thousands)	One Year or Less	After One Year through Five Years	After Five Years through Ten Years	After Ten Years	Total
Amortized Cost					
Securities available for sale:					
U.S. agency mortgage-backed	$ 5	$ 720	$10,329	$ 88,083	$ 99,137
Non-U.S. agency mortgage-backed	—	—	—	12,426	12,426
Municipal bonds	—	3,119	9,896	3,828	16,843
U.S. government agency	—	6,816	11,981	5,147	23,944
Total securities available for sale	$ 5	$10,655	$32,206	$109,484	$152,350
Securities held to maturity:					
U.S. agency mortgage-backed	$ 4	$ 637	$ 52	$ —	$ 693
Municipal bonds	—	972	—	—	972
Total securities held to maturity	$ 4	$ 1,609	$ 52	$ —	$ 1,665

For the year ended December 31, 2012, the Company recorded gross gains of $230,000 and gross losses of $8,000 related to the sale of investment securities. For the year ended December 31, 2011, the Company recorded gross gains of $238,000 and gross losses of $409,000 related to the sale of investment securities.

As of December 31, 2012 and 2011, the Company had accrued interest receivable for investment securities of $565,000 and $495,000, respectively.

As of December 31, 2012 and 2011, the Company had $41,462,000 and $20,912,000, respectively, of securities pledged to secure public deposits.

5. Loans

Loans, including Covered Loans and net of unearned income, consisted of the following as of December 31 of the years indicated.

(dollars in thousands)	2012	2011
Real estate loans:		
One- to four-family first mortgage	$177,816	$182,817
Home equity loans and lines	40,425	43,665
Commercial real estate	252,805	226,999
Construction and land	75,529	78,994
Multi-family residential	19,659	20,125
Total real estate loans	566,234	552,600
Other loans:		
Commercial and industrial	72,253	82,980
Consumer	34,641	30,791
Total other loans	106,894	113,771
Total loans	$673,128	$666,371

A summary of activity in the allowance for loan losses for the years ended December 31, 2012, 2011 and 2010 is as follows.

(dollars in thousands)	2012	2011	2010
Balance, beginning of period	$ 5,104	$3,920	$3,352
Provision	2,411	1,460	865
Loans charged-off	(2,325)	(334)	(369)
Recoveries	129	58	72
Balance, end of period	$ 5,319	$5,104	$3,920

The allowance for loan losses and recorded investment in loans as of the periods indicated is as follows.

(dollars in thousands)	For the Year Ended December 31, 2012							
	One- to Four-Family First Mortgage	Home Equity Loans and Lines	Commercial Real Estate	Construction and Land	Multi-Family Residential	Commercial and Industrial	Consumer	Total
Allowance for Credit Losses:								
Beginning Balance	$ 778	$ 336	$ 1,755	$ 904	$ 64	$ 922	$ 345	$ 5,104
Charge-offs	—	(32)	(1,980)	(215)	—	(60)	(38)	(2,325)
Recoveries	—	15	94	—	—	6	14	129
Provision	204	24	2,171	96	22	(185)	79	2,411
Ending Balance	$ 982	$ 343	$ 2,040	$ 785	$ 86	$ 683	$ 400	$ 5,319
Individually evaluated for impairment	$ 49	$ —	$ 134	$ —	$ —	$ —	$ —	$ 183
Collectively evaluated for impairment	$ 749	$ 322	$ 1,906	$ 785	$ 86	$ 683	$ 400	$ 4,931
Loans acquired with deteriorated credit quality	$ 184	$ 21	$ —	$ —	$ —	$ —	$ —	$ 205
Loans:								
Ending Balance	$177,816	$40,425	$252,805	$75,529	$19,659	$72,253	$34,641	$673,128
Individually evaluated for impairment, excluding acquired loans	$ 1,464	$ 56	$ 3,428	$ 60	$ 528	$ —	$ —	$ 5,536
Collectively evaluated for impairment	$163,491	$36,801	$224,127	$70,373	$16,949	$70,757	$34,036	$616,534
Loans acquired with deteriorated credit quality	$ 12,861	$ 3,568	$ 25,250	$ 5,096	$ 2,182	$ 1,496	$ 605	$ 51,058

(dollars in thousands)	One- to Four-Family First Mortgage	Home Equity Loans and Lines	Commercial Real Estate	Construction and Land	Multi-Family Residential	Commercial and Industrial	Consumer	Total
	For the Year Ended December 31, 2011							
Allowance for Credit Losses:								
Beginning Balance	$ 641	$ 296	$ 1,258	$ 666	$ 46	$ 746	$ 267	$ 3,920
Charge-offs	—	—	—	—	—	(281)	(53)	(334)
Recoveries	16	—	6	—	—	25	11	58
Provision	121	40	491	238	18	432	120	1,460
Ending Balance	$ 778	$ 336	$ 1,755	$ 904	$ 64	$ 922	$ 345	$ 5,104
Individually evaluated for impairment	$ 72	$ 15	$ 129	$ 196	$ —	$ 66	$ —	$ 478
Collectively evaluated for impairment	$ 706	$ 321	$ 1,626	$ 708	$ 64	$ 806	$ 345	$ 4,576
Loans acquired with deteriorated credit quality	$ —	$ —	$ —	$ —	$ —	$ 50	$ —	$ 50
Loans:								
Ending Balance	$182,817	$43,665	$226,999	$78,994	$20,125	$82,980	$30,791	$666,371
Individually evaluated for impairment, excluding acquired loans	$ 1,090	$ 94	$ 2,249	$ 2,305	$ 529	$ 136	$ —	$ 6,403
Collectively evaluated for impairment	$168,943	$38,406	$190,553	$71,208	$16,392	$78,494	$29,529	$593,525
Loans acquired with deteriorated credit quality	$ 12,784	$ 5,165	$ 34,197	$ 5,481	$ 3,204	$ 4,350	$ 1,262	$ 66,443

Although the Company has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent on the real estate market.

Credit quality indicators on the Company's loan portfolio, excluding loans acquired with deteriorated credit quality, as of the dates indicated are as follows.

	December 31, 2012				
(dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
One- to four-family first mortgage	$157,813	$ 1,659	$ 5,483	$—	$164,955
Home equity loans and lines	36,330	138	389	—	36,857
Commercial real estate	214,286	5,605	7,664	—	227,555
Construction and land	69,458	388	587	—	70,433
Multi-family residential	15,786	1,163	528	—	17,477
Commercial and industrial	67,983	2,590	184	—	70,757
Consumer	33,976	59	1	—	34,036
Total loans	$595,632	$11,602	$14,836	$—	$622,070

	December 31, 2011				
(dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
One- to four-family first mortgage	$165,997	$ 2,595	$1,441	$—	$170,033
Home equity loans and lines	37,849	320	331	—	38,500
Commercial real estate	176,651	11,435	4,716	—	192,802
Construction and land	69,538	1,595	2,380	—	73,512
Multi-family residential	16,164	228	529	—	16,921
Commercial and industrial	74,822	3,621	187	—	78,631
Consumer	29,429	22	78	—	29,529
Total loans	$570,450	$19,816	$9,662	$—	$599,928

The above classifications follow regulatory guidelines and can generally be described as follows:

- Pass loans are of satisfactory quality.
- Special mention loans have an existing weakness that could cause future impairment, including the deterioration of financial ratios, past due status, questionable management capabilities and possible reduction in the collateral values.
- Substandard loans have an existing specific and well defined weakness that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts experiencing overdrafts. Immediate corrective action is necessary.
- Doubtful loans have specific weaknesses that are severe enough to make collection or liquidation in full highly questionable and improbable.

In addition, residential loans are classified using an inter-regulatory agency methodology that incorporates the extent of delinquencies and loan-to-value ratios. These classifications were the most current available as of December 31, 2012 and were generally updated within the last three months. Loans acquired with deteriorated credit quality are excluded from the schedule of credit quality indicators.

Age analysis of past due loans, excluding loans acquired with deteriorated credit quality as of the dates indicated is as follows.

	December 31, 2012					
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current Loans	Total Loans
Real estate loans:						
One- to four-family first mortgage	$4,509	$ 672	$3,226	$ 8,407	$156,548	$164,955
Home equity loans and lines	90	116	149	355	36,502	36,857
Commercial real estate	1,451	854	3,565	5,870	221,685	227,555
Construction and land	956	—	586	1,542	68,891	70,433
Multi-family residential	531	42	529	1,102	16,375	17,477
Total real estate loans	7,537	1,684	8,055	17,276	500,001	517,277
Other loans:						
Commercial and industrial	110	102	171	383	70,374	70,757
Consumer	478	449	1	928	33,108	34,036
Total other loans	588	551	172	1,311	103,482	104,793
Total loans	$8,125	$2,235	$8,227	$18,587	$603,483	$622,070

	December 31, 2011					
(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current Loans	Total Loans
Real estate loans:						
One- to four-family first mortgage	$3,740	$ 451	$2,053	$ 6,244	$163,789	$170,033
Home equity loans and lines	242	—	171	413	38,087	38,500
Commercial real estate	1,384	704	1,862	3,950	188,852	192,802
Construction and land	1,376	13	812	2,201	71,312	73,513
Multi-family residential	944	—	707	1,651	15,270	16,921
Total real estate loans	7,686	1,168	5,605	14,459	477,310	491,769
Other loans:						
Commercial and industrial	309	95	—	404	78,226	78,631
Consumer	216	38	50	304	29,225	29,529
Total other loans	525	133	50	708	107,451	108,159
Total loans	$8,211	$1,301	$5,655	$15,167	$584,761	$599,928

As of December 31, 2012 and 2011, the Company did not have any loans greater than 90 days past due which were accruing interest.

The following is a summary of information pertaining to impaired loans, excluding acquired loans, as of the dates indicated.

	For the Year Ended December 31, 2012				
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
One- to four-family first mortgage	$1,117	$1,117	$—	$ 956	$ 62
Home equity loans and lines	56	56	—	71	2
Commercial real estate	2,985	2,985	—	3,451	100
Construction and land	60	60	—	631	—
Multi-family residential	528	528	—	528	—
Commercial and industrial	—	—	—	48	—
Consumer	—	—	—	—	—
Total	$4,746	$4,746	$—	$5,685	$164
With an allowance recorded:					
One- to four-family first mortgage	$ 347	$ 347	$ 49	$ 445	$ 23
Home equity loans and lines	—	—	—	3	—
Commercial real estate	443	443	134	296	30
Construction and land	—	—	—	950	—
Multi-family residential	—	—	—	—	—
Commercial and industrial	—	—	—	29	—
Consumer	—	—	—	—	—
Total	$ 790	$ 790	$183	$1,723	$ 53
Total impaired loans:					
One- to four-family first mortgage	$1,464	$1,464	$ 49	$1,401	$ 85
Home equity loans and lines	56	56	—	74	2
Commercial real estate	3,428	3,428	134	3,747	130
Construction and land	60	60	—	1,581	—
Multi-family residential	528	528	—	528	—
Commercial and industrial	—	—	—	77	—
Consumer	—	—	—	—	—
Total	$5,536	$5,536	$183	$7,408	$217

(dollars in thousands)	For the Year Ended December 31, 2011				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
One- to four-family first mortgage	$ 540	$ 540	$—	$ 745	$ 28
Home equity loans and lines	79	79	—	58	3
Commercial real estate	1,748	1,748	—	996	60
Construction and land	733	733	—	672	40
Multi-family residential	529	529	—	41	25
Commercial and industrial	70	70	—	55	4
Consumer	—	—	—	—	—
Total	$3,699	$3,699	$—	$2,567	$160
With an allowance recorded:					
One- to four-family first mortgage	$ 550	$ 550	$ 72	$ 78	$ 38
Home equity loans and lines	15	15	15	10	1
Commercial real estate	501	501	129	301	14
Construction and land	1,572	1,572	196	510	88
Multi-family residential	—	—	—	25	—
Commercial and industrial	66	66	66	130	3
Consumer	—	—	—	2	—
Total	$2,704	$2,704	$478	$1,056	$144
Total impaired loans:					
One- to four-family first mortgage	$1,090	$1,090	$ 72	$ 823	$ 66
Home equity loans and lines	94	94	15	68	4
Commercial real estate	2,249	2,249	129	1,297	74
Construction and land	2,305	2,305	196	1,182	128
Multi-family residential	529	529	—	66	25
Commercial and industrial	136	136	66	185	7
Consumer	—	—	—	2	—
Total	$6,403	$6,403	$478	$3,623	$304

A summary of information pertaining to nonaccrual noncovered loans as of December 31, 2012 and 2011 is as follows.

(dollars in thousands)	2012 (1)	2011 (1)
Nonaccrual loans:		
One- to four-family first mortgage	$ 4,644	$ 4,298
Home equity loans and lines	149	191
Commercial real estate	5,368	4,194
Construction and land	709	813
Multi-family residential	1,327	1,322
Commercial and industrial	170	139
Consumer	1	50
Total	$12,368	$11,007

(1) Includes $10.2 million and $7.2 million in acquired loans from GSFC as of December 31, 2012 and 2011, respectively.

As of December 31, 2012, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired.

As of December 31, 2012 and 2011, the Company had accrued interest receivable for loans of $2,708,000 and $3,063,000, respectively.

Troubled Debt Restructurings

During the course of its lending operations, the Company periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize risk of loss. These concessions may include restructuring the terms of a customer loan to alleviate the burden of the customer's near-term cash requirements. Effective January 1, 2011, the Company adopted the provisions of ASU No. 2011-02, *Receivables* (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring, which provides clarification on the determination of whether loan restructurings are considered troubled debt restructurings ("TDRs"). In accordance with the ASU, in order to be considered a TDR, the Company must conclude that the restructuring of a loan to a borrower who is experiencing financial difficulties constitutes a "concession". The Company defines a concession to the customer as a modification of existing terms granted to the borrower for economic or legal reasons related to the borrower's financial difficulties that the Company would otherwise not consider. The concession is either granted through an agreement with the customer or is imposed by a court or law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to:

- a reduction of the stated interest rate for the remaining original life of the debt,
- extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk characteristics,
- reduction of the face amount or maturity amount of the debt as stated in the agreement, or
- reduction of accrued interest receivable on the debt.

In its determination of whether the customer is experiencing financial difficulties, the Company considers numerous indicators, including, but not limited to:

- whether the customer is currently in default on its existing loan, or is in an economic position where it is probable the customer will be in default on its loan in the foreseeable future without a modification,
- whether the customer has declared or is in the process of declaring bankruptcy,
- whether there is substantial doubt about the customer's ability to continue as a going concern,
- whether, based on its projections of the customer's current capabilities, the Company believes the customer's future cash flows will be insufficient to service the debt, including interest, in accordance with the contractual terms of the existing agreement for the foreseeable future, and
- whether, without modification, the customer cannot obtain sufficient funds from other sources at an effective interest rate equal to the current market rate for similar debt for a non-troubled debtor.

If the Company concludes that both a concession has been granted and the concession was granted to a customer experiencing financial difficulties, the Company identifies the loan as a TDR in its loan system. For purposes of the determination of an allowance for loan losses on these TDRs, the loan is reviewed for specific impairment in accordance with the Company's allowance for loan loss methodology. If it is determined that losses are probable on such TDRs, either because of delinquency or other credit quality indicators, the Company establishes specific reserves for these loans.

Information about the Company's TDRs, including acquired loans at December 31, 2012 and 2011 is presented in the following tables.

(dollars in thousands)	At December 31, 2012			
	Current	Past Due Greater Than 30 Days	Nonaccrual TDRs	Total TDRs [1]
Real estate loans:				
One- to four-family first mortgage	$—	$310	$ 51	$ 361
Home equity loans and lines	—	—	—	—
Commercial real estate	—	299	1,238	1,537
Construction and land	471	—	—	471
Multi-family residential	—	—	679	679
Total real estate loans	471	609	1,968	3,048
Other loans:				
Commercial and industrial	5	—	896	901
Consumer	29	—	—	29
Total other loans	34	—	896	930
Total loans	$505	$609	$2,864	$3,978

(dollars in thousands)	At December 31, 2011			
	Current	Past Due Greater Than 30 Days	Nonaccrual TDRs	Total TDRs [1]
Real estate loans:				
One- to four-family first mortgage	$—	$—	$—	$—
Home equity loans and lines	15	—	—	15
Commercial real estate	319	—	117	436
Construction and land	198	—	—	198
Multi-family residential	—	—	—	—
Total real estate loans	532	—	117	649
Other loans:				
Commercial and industrial	22	—	—	22
Consumer	44	—	—	44
Total other loans	66	—	—	66
Total loans	$598	$—	$117	$715

(1) TDRs include $3,058,000 and $26,000 at December 31, 2012 and 2011, respectively, of acquired loans with deteriorated loan quality.

A summary of information pertaining to modified terms of loans, as of the date indicated is as follows.

(dollars in thousands)	As of December 31, 2012			As of December 31, 2011		
	Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment	Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Troubled debt restructurings:						
One- to four-family first mortgage	2	$ 365	$ 361	—	$—	$—
Home equity loans and lines	—	—	—	1	19	15
Commercial real estate	3	1,556	1,537	2	447	435
Construction and land	3	936	471	2	199	199
Multi-family residential	1	787	679	—	—	—
Commercial and industrial	2	1,250	901	2	55	22
Other consumer	3	41	29	3	50	44
Total	14	$4,935	$3,978	10	$770	$715

Since December 31, 2012, a TDR with an outstanding balance of $310,000 which was performing as of year end, has defaulted. None of the other performing troubled debt restructurings as of December 31, 2012 has defaulted subsequent to the restructuring through the date the financial statements were available to be issued.

6. Loan Servicing

Mortgage loans sold to and serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of these loans as of December 31 of the years indicated are summarized as follows:

(dollars in thousands)	2012	2011	2010
Mortgage loans sold to Federal Home Loan Mortgage Corporation without recourse	$ 16,755	$ 23,832	$ 8,043
Mortgage loans sold to Federal National Mortgage Association without recourse	116,352	112,693	23,116
Balance, end of period	$133,107	$136,525	$31,159

The Company records servicing assets related to mortgage loans sold and serviced at fair value and will amortize these servicing assets over the period of estimated net servicing income associated with each loan. Management assesses servicing assets for potential impairment annually. Activity related to servicing assets for the years ended December 31, 2012, 2011 and 2010 is summarized as follows.

(dollars in thousands)	2012	2011	2010
Balance at the beginning of the year	$ 545	$ 145	$ 78
Recognition of servicing assets from the transfer of financial assets[(1)]	261	529	112
Amortization	(195)	(129)	(45)
Balance, end of period	$ 611	$ 545	$145
Fair value, end of period	$1,995	$1,811	$172

(1) Includes $404,000 acquired in 2011 from the acquisition of GSFC.

Custodial and escrow account balances maintained in connection with the foregoing loan servicing arrangements were $1,313,000 and $733,000 as of December 31, 2012 and 2011, respectively.

7. Office Properties and Equipment

Office properties and equipment consisted of the following as of December 31 of the years indicated.

(dollars in thousands)	2012	2011
Land	$10,330	$10,616
Buildings and improvements	22,809	22,597
Furniture and equipment	9,433	8,979
Total office properties and equipment	42,572	42,192
Less accumulated depreciation	11,795	10,428
Total office properties and equipment, net	$30,777	$31,764

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $1,452,000, $1,299,000 and $1,099,000, respectively.

8. Goodwill and Intangibles

The carrying amount of goodwill as of December 31, 2012 and 2011 was $856,000 and $914,000, respectively.

A summary of core deposit intangible assets as of December 31 of the years indicated follows.

(dollars in thousands)	2012	2011
Gross carrying amount	$1,762	$1,221
Core deposit intangibles acquired during the year	—	859
Less amortization	(377)	(318)
Total core deposit intangible asset	$1,385	$1,762

Amortization expense on the core deposit intangible assets for the years ended December 31, 2012, 2011 and 2010 was $377,000, $318,000 and $208,000, respectively.

The carrying amount of the mortgage servicing asset as of December 31, 2012, 2011 and 2010 was $611,000, $545,000 and $145,000, respectively.

9. Deposits

Deposits consisted of the following major classifications as of December 31 of the years indicated.

(dollars in thousands)	2012	2011
Demand deposit accounts	$152,462	$127,828
Savings	51,515	43,671
Money market accounts	191,191	180,790
NOW accounts	123,294	93,679
Certificates of deposit	252,967	284,766
Total deposits	$771,429	$730,734

As of December 31, 2012, the scheduled maturities of certificates of deposit are as follows.

(dollars in thousands)	Amount
2013	$180,493
2014	38,056
2015	13,175
2016	4,325
2017	3,322
Thereafter	13,596
Total certificates of deposit	$252,967

As of December 31, 2012 and 2011, the aggregate amount of certificates of deposit with balances of $100,000 or more was $119,766,000 and $130,417,000, respectively.

10. Short-term FHLB Advances

As of December 31, 2012, short-term FHLB advances totaled $10,000,000, compared to $52,634,000 as of December 31, 2011. For the years ended December 31, 2012 and 2011, the average volume of short-term FHLB advances carried by the Company was $26,467,000 and $39,139,000, respectively.

Collateral for short and long-term FHLB advances is secured through a blanket lien evidenced by the Bank's pledge of first mortgage collateral, demand deposit accounts, capital stock and certain other assets pursuant to the "Advances, Collateral Pledge and Security Agreement." Under this collateral pledge agreement, the Bank must meet all statutory and regulatory capital standards and must meet all FHLB credit underwriting standards. Management believes that the Bank was in compliance with all such requirements as of December 31, 2012 and 2011.

As of December 31, 2012 and 2011, the Bank had $320,892,000 and $270,507,000, respectively, of additional FHLB advances available.

11. Long-term FHLB Advances

As of December 31, 2012 and 2011, long-term FHLB advances totaled $36,257,000 and $40,989,000, respectively. The following table summarizes long-term advances as of December 31, 2012.

(dollars in thousands)	Amount	Weighted Average Rate
Fixed rate advances maturing in:		
2013	$13,290	0.82%
2014	10,578	1.39
2015	2,389	1.72
2016	—	—
2017	10,000	3.22
Total long-term FHLB advances	$36,257	1.71%

12. Income Taxes

The Company files federal income tax returns on a calendar year basis. Income tax expense (benefit) for the years indicated is summarized as follows:

(dollars in thousands)	2012	2011	2010
Current	$4,281	$ 988	$2,961
Deferred	324	1,647	(617)
Total income tax expense	$4,605	$2,635	$2,344

The components of the Company's net deferred tax asset as of December 31 of the years indicated are as follows:

(dollars in thousands)	2012	2011
Deferred tax assets (liabilities):		
FHLB stock dividends	$ 10	$ (10)
Provision for loan losses	1,809	1,735
Accumulated depreciation	(1,204)	(1,487)
Intangible assets	203	(1,144)
Unrealized gain on securities available for sale	(1,668)	(889)
Discount on purchased loans	(435)	1,227
Borrowings	67	217
Premium on purchased deposits	34	183
Mortgage servicing rights	(208)	(184)
Deferred compensation	284	245
Stock-based compensation	623	477
Other-than-temporary impairment of securities	—	16
Other	1,116	933
Deferred tax asset	$ 631	$ 1,319

For the years ended December 31, 2012, 2011 and 2010, the provision for federal income taxes differed from the amount computed by applying the federal income tax statutory rate of 34% on income from operations as indicated in the following analysis:

(dollars in thousands)	2012	2011	2010
Federal tax based on statutory rate	$4,686	$2,637	$2,391
State tax based on statutory rate	13	16	39
Decrease resulting from:			
Effect of tax-exempt income	(160)	(76)	(18)
Tax credits	—	—	—
Other	66	58	(68)
Income tax expense	$4,605	$2,635	$2,344
Effective tax rate	33.4%	34.0%	33.3%

Retained earnings as of December 31, 2012, 2011 and 2010, included $5,837,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reductions of amounts so allocated for purposes other than bad debt losses would create income for tax purposes only, which would be subject to the then-current federal statutory income tax rate. The unrecorded deferred income tax liability on the above amount was $1,985,000 as of December 31, 2012, 2011 and 2010. Current accounting standards do not require the accrual of this deferred tax amount to be recorded unless it is probable that the reserve (for tax purposes) will be significantly depleted by loan losses deductible for tax purposes in the future. Based on current estimates of losses within the Company's loan portfolio, accrual of the deferred tax liability associated with this reserve was not required as of December 31, 2012, 2011 and 2010.

13. Commitments and Contingencies

Standby letters of credit represent commitments by the Bank to meet the obligations of certain customers if called upon. The Bank normally secures its outstanding standby letters of credit with deposits from the customer.

Additionally, in the normal course of business, there were various other commitments and contingent liabilities which are not reflected in the financial statements. Loan commitments are single-purpose commitments to lend which will be funded and reduced according to specified repayment schedules. Most of these commitments have maturities of less than one year. The following table summarizes our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and the undisbursed portion of construction loans as of December 31 of the years indicated.

(dollars in thousands)	Contract Amount 2012	2011
Standby letters of credit	$ 2,907	$ 1,626
Available portion of lines of credit	59,124	60,675
Undisbursed portion of loans in process	47,678	37,840
Commitments to originate loans	77,857	53,711

The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include certificates of deposit, property, plant and equipment and income-producing properties. There are no commitments which present an unusual risk to the Bank, and no material losses are anticipated as a result of these transactions.

14. Regulatory Matters

The Bank is subject to regulatory capital requirements administered by the OCC. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions for the Bank are based on the level of regulatory classified assets, prior earnings, and the ratio of equity capital to total assets. The Bank may not declare dividends without prior regulatory approval.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined) to average assets and risk-weighted assets (as defined). Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2012, the most recent notification from the OCC categorized the Bank as "well capitalized" under the OCC regulatory classification framework. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage and tangible capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the following table.

(dollars in thousands)	Actual		Minimum For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
December 31, 2012						
Tier 1 risk-based capital:	$130,002	20.97%	$24,796	4.0%	$37,195	6.0%
Total risk-based capital:	135,322	21.83%	49,593	8.0%	61,991	10.0%
Tier 1 leverage capital:	130,002	13.67%	38,050	4.0%	47,562	5.0%
December 31, 2011						
Tier 1 risk-based capital:	$118,878	20.34%	$23,378	4.0%	$35,068	6.0%
Total risk-based capital:	123,504	21.13%	46,757	8.0%	58,446	10.0%
Tier 1 leverage capital:	118,878	12.53%	37,944	4.0%	47,431	5.0%

15. Benefit Plans

401(k) Match and Profit Sharing Plan

The Company's 401(k) defined contribution plan allows its participants to contribute up to 75% of their pretax earnings on a tax-deferred basis up to the statutory limit, and the Company contributes a matching contribution on behalf of plan participants limited to 4% of the employees' salaries. For the years ended December 31, 2012, 2011 and 2010, the Company made contributions of $386,000, $358,000 and $241,000, respectively, in connection with the plans, which is included in compensation and benefits expense in the accompanying statements of income.

Employee Stock Ownership Plan

In 2008, the Company established an employee stock ownership plan ("ESOP") for the benefit of all eligible employees of the Company. The leveraged ESOP is accounted for in accordance with the requirements of ASC 718, *Compensation – Stock Compensation.*

Employees of the Bank who have been employed for a six-month period and who have attained age 21 are eligible to participate in the ESOP. It is anticipated that contributions will be made to the plan in amounts necessary to amortize the debt to the Company over a period of 20 years.

Under ASC 718, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders' equity as unearned compensation. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company recognizes compensation cost equal to the fair value of the ESOP shares during the periods in which they are committed to be released. To the extent that the fair value of the Company's ESOP shares differ from the cost of such shares, the differential is credited to shareholders' equity. The Company receives a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability.

Compensation cost related to the ESOP was $612,000, $520,000 and $474,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share as of year-end, was approximately $10,264,000 and $9,271,000 as of December 31, 2012 and 2011, respectively. A summary of the ESOP share allocation as of December 31, 2012 follows.

Shares allocated, beginning of year	114,570
Shares allocated during the year	35,706
Shares distributed during the year	(6,698)
Allocated shares held by ESOP trust as of year end	143,578
Unallocated shares	562,393
Total ESOP shares	705,971

Salary Continuation Agreements

As a supplement to its 401(k) retirement plan, the Bank has entered into nonqualified salary continuation agreements with two executive officers of the Bank. Under his salary continuation agreement, the Chief Executive Officer ("CEO") will be entitled to a stated annual benefit for a period of ten years upon retirement from the Bank after attaining age 62. Benefits under the agreement vest over ten years, with 50% of this benefit having vested in 2007. In the event of early retirement, the Bank shall pay the CEO his vested benefits in 120 equal monthly installments upon his attaining age 62. Upon death during active service, the Bank shall distribute to the executive's beneficiary an amount equal to two times his fully vested normal retirement benefit, payable in monthly installments over five years.

In the event of a separation from service within 24 months following a change in control but prior to normal retirement age, the Bank shall distribute to the CEO his fully vested annual benefit in 12 equal monthly installments for ten years beginning the earlier of 24 months after separation from service or age 62. If separation from service occurs more than 24 months following a change in control, the annual benefit shall be distributed beginning at age 62.

The Bank's nonqualified salary continuation agreement with its Chief Lending Officer provides that the executive will be entitled to a stated annual benefit for a period of ten years upon retirement from the Bank after attaining age 65, distributed monthly. In the event of early retirement, the Bank shall pay the executive his vested benefits in 120 equal monthly installments upon attaining age 65. Upon death during active service, the Bank shall distribute the fully vested normal retirement benefit to the executive's beneficiary in 120 monthly installments. In the event of a separation from service within 24 months following a change in control but prior to normal retirement age, the Bank shall distribute to the executive the vested portion of the annual benefit in a lump sum on the first day of the month following the separation from service. Benefits are subject to a six-month delay to the extent required by applicable law. The Company had an outstanding liability totaling $835,000 and $722,000 as of December 31, 2012 and 2011, respectively, in connection with the agreements.

16. Stock-based Payment Arrangements

The Company's shareholders approved the 2009 Stock Option Plan ("SOP") and the 2009 Recognition and Retention Plan ("RRP") on May 12, 2009 to provide incentives and awards for directors, officers and other key employees of the Company and its subsidiary. These plans are administered by a committee appointed by the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards. In accordance with ASC 718, the Company adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured as of the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

Stock Option Plan

The Company issues stock options under the SOP to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods of five years. The maximum number of shares issuable under the SOP is 892,687, subject to adjustment. As of December 31, 2012, options to acquire 850,520 shares were outstanding under the SOP.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. This model requires management to make certain assumptions, including the expected life of the option, the risk-free rate of interest, the expected volatility and the expected dividend yield. The following assumptions were made in estimating 2012 fair values:

Expected dividends	1.5%
Expected volatility	40.11%
Risk-free interest rate	1.0%
Expected term (in years)	6.5

As of December 31, 2012, there was $1,112,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a period of 2.2 years.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized $663,000, $626,000 and $594,000, respectively, in compensation cost related to stock options, which is included in compensation and benefits expense in the accompanying consolidated statements of income.

The following table represents stock option activity for the year ended December 31, 2012.

Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2012	833,180	$11.58	$3.79		
Granted	49,500	17.13	5.93		
Exercised	(17,060)	12.11	4.00		
Forfeited	(15,100)	14.58	4.90		
Outstanding as of December 31, 2012	850,520	$11.84	$3.89	6.6	$5,452,000
Exercisable as of December 31, 2012	466,848	$11.48	$3.75	6.4	$3,161,000

Recognition and Retention Plan

The Company issues restricted stock under the RRP to directors, officers and other key employees. A total of 357,075 shares of the Company's outstanding common stock, or 4% of total shares outstanding at the time the RRP was implemented, were approved for restricted stock awards under the RRP. During 2009, the Company purchased in the open market all shares required to fund the RRP at an average cost of $11.81 per share. As of December 31, 2012, the cost of such shares held by the RRP totaled $1,832,000, which is included in the Company's unallocated common stock held by the RRP in the consolidated statements of financial condition.

The RRP allows for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock provide instructions to the trustees of the RRP as to how their restricted stock shall be voted. The unearned compensation related to these awards is amortized to compensation expense over the five-year vesting period. The total share-based compensation expense for these awards is determined based on the market price of the Company's common stock as of the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2012, unearned share-based compensation associated with these awards totaled $1,205,000.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized $802,000, $771,000 and $766,000, respectively, in compensation cost related to restricted stock grants, which is included in compensation and benefits expense in the accompanying consolidated statements of income.

The following table represents unvested restricted stock activity in the RRP for the year ended December 31, 2012.

	Number of Shares	Weighted-Average Grant Date Fair Value
Balance, beginning of year	211,860	$11.64
Granted	8,000	17.03
Forfeited	(6,200)	14.95
Released	(68,820)	11.57
Balance, end of period	144,840	$11.83

17. Earnings Per Share

Earnings per common share was computed based on the following:

(in thousands, except per share data)	Years Ended December 31, 2012	2011	2010
Numerator:			
Income applicable to common shares	$9,190	$5,120	$4,688
Denominator:			
Weighted average common shares outstanding	6,912	7,106	7,521
Effect of dilutive securities:			
Restricted stock	271	125	66
Weighted average common shares outstanding—assuming dilution	7,183	7,231	7,587
Earnings per common share	$ 1.33	$ 0.72	$ 0.62
Earnings per common share—assuming dilution	$ 1.28	$ 0.71	$ 0.62

Options on 850,520, 833,180 and 819,080 shares of common stock were not included in computing diluted earnings per share for the years ended December 31, 2012, 2011 and 2010, respectively, because the effect of these shares were anti-dilutive.

18. Related Party Transactions

Certain directors and officers of the Company are customers of the Company. Loan transactions with directors, officers and employees are made on the same terms as those prevailing at the time for comparable loans to other persons. Loans outstanding to directors, executive officers and their affiliates totaled $7,858,000 and $7,986,000 as of December 31, 2012 and 2011, respectively. A summary of related party loan activity during 2012 follows.

(dollars in thousands)	
Balance, beginning of year	$ 7,986
New loans	3,495
Repayments, net	(3,623)
Balance, end of year	$ 7,858

None of the related party loans were identified as impaired or exceeded 5% of shareholders' equity for the years ended 2012 or 2011.

Related party deposits totaled $11,552,000 and $5,973,000 as of December 31, 2012 and 2011, respectively.

19. Fair Value Disclosures

The Company groups its financial assets and liabilities measured at fair value in three levels as required by ASC 820, *Fair Value Measurements and Disclosures*. Under this guidance, fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

An asset's or liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Management reviews and updates the fair value hierarchy classifications of the Company's assets and liabilities on a quarterly basis.

Recurring Basis

Investment Securities Available for Sale

Fair values of investment securities available for sale are primarily measured using information from a third-party pricing service. This pricing service provides pricing information by utilizing evaluated pricing models supported with market data information. Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data from market research publications. If quoted prices are available in an active market, investment securities are classified as Level 1 measurements. If quoted prices are not available in an active market, fair values were estimated primarily by the use of pricing models. Level 2 investment securities were primarily comprised of mortgage-backed securities issued by government agencies and U.S. government-sponsored enterprises. In certain cases, where there is limited or less transparent information provided by the Company's third-party pricing service, fair value is estimated by the use of secondary pricing services or through the use of non-binding third-party broker quotes. Investment securities are classified within Level 3 when little or no market activity supports the fair value.

Management primarily identifies investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume and frequency of trades, relative to historical levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets. Investment securities that are deemed to have been trading in illiquid or inactive markets may require the use of significant unobservable inputs. For example, management may use quoted prices for similar investment securities in the absence of a liquid and active market for the investment securities being valued. As of December 31, 2012, management did not make adjustments to prices provided by the third-party pricing service as a result of illiquid or inactive markets.

The following tables present the balances of assets and liabilities measured on a recurring basis as of December 31, 2012 and 2011 aggregated by the level in the fair value hierarchy in which these measurements fall.

(dollars in thousands)	December 31, 2012	Level 1	Level 2	Level 3
Available for sale securities:				
U.S. agency mortgage-backed	$102,513	$—	$102,513	$—
Non-U.S. agency mortgage-backed	12,668	—	12,668	—
Municipal bonds	17,585	—	17,585	—
U.S. government agency	24,490	—	24,490	—
Total	$157,256	$—	$157,256	$—

(dollars in thousands)	December 31, 2011	Level 1	Level 2	Level 3
Available for sale securities:				
U.S. agency mortgage-backed	$116,529	$—	$116,529	$—
Non-U.S. agency mortgage-backed	13,679	—	13,679	—
Municipal bonds	12,221	—	12,221	—
U.S. government agency	12,831	—	12,831	—
Total	$155,260	$—	$155,260	$—

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a recurring basis.

Nonrecurring Basis

In accordance with the provisions of ASC 310, *Receivables*, the Company records loans considered impaired at their fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the fair value of the collateral for collateral-dependent loans. For non-collateral-dependent loans, fair value is measured by present valuing expected future cash flows. Impaired loans are classified as Level 3 assets when measured using appraisals from external parties of the collateral less any prior liens. Repossessed assets are initially recorded at fair value less estimated costs to sell. The fair value of repossessed assets is based on property appraisals and an analysis of similar properties available. As such, the Company classifies repossessed assets as Level 3 assets.

Acquired loans with deteriorated credit quality, the FDIC loss sharing receivable, and acquired interest-bearing deposit liabilities are measured on a nonrecurring basis using significant unobservable inputs (Level 3).

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

(dollars in thousands)	December 31, 2012	Fair Value Measurements Using Level 1	Level 2	Level 3
Assets				
Acquired loans with deteriorated credit quality	$ 50,854	$—	$—	$ 50,854
Acquired loans without deteriorated credit quality	117,536	—	—	117,536
Impaired loans excluding acquired loans	5,353	—	—	5,353
Repossessed assets	6,454	—	—	6,454
FDIC loss sharing receivable	15,546	—	—	15,546
Total	$195,743	$—	$—	$195,743
Liabilities				
Deposits acquired through business combinations	$ 81,948	$—	$—	$ 81,948
FHLB advances acquired through business combinations	18,257	—	—	18,257
Total	$100,205	$—	$—	$100,205

(dollars in thousands)	December 31, 2011	Fair Value Measurements Using Level 1	Level 2	Level 3
Assets				
Acquired loans with deteriorated credit quality	$ 66,393	$—	$—	$ 66,393
Acquired loans without deteriorated credit quality	155,064	—	—	155,064
Impaired loans excluding acquired loans	5,925	—	—	5,925
Repossessed assets	8,964	—	—	8,964
FDIC loss sharing receivable	24,222	—	—	24,222
Total	$260,568	$—	$—	$260,568
Liabilities				
Deposits acquired through business combinations	$129,034	$—	$—	$129,034
FHLB advances acquired through business combinations	34,123	—	—	34,123
Total	$163,157	$—	$—	$163,157

ASC 820, *Fair Value Measurements and Disclosures*, requires the disclosure of each class of financial instruments for which it is practicable to estimate. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC 820 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement element. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates included herein are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the fair value of assets and liabilities that are not required to be recorded or disclosed at fair value like premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

The carrying value of cash and cash equivalents and interest-bearing deposits in banks approximate their fair value.

The fair value for investment securities is determined from quoted market prices when available. If a quoted market price is not available, fair value is estimated using third party pricing services or quoted market prices of securities with similar characteristics.

The fair value of mortgage loans held for sale and loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity.

The cash surrender value of bank-owned life insurance ("BOLI") approximates its fair value.

The fair value of demand deposits, savings and interest-bearing demand deposits is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

The carrying amount of the FHLB advances is estimated using the rates currently offered for advances of similar maturities.

Fair Value Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect the premium or discount on any particular financial instrument that could result from the sale of the Company's entire holdings. Fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes, premises and equipment and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The fair value of off-balance sheet financial instruments as of December 31, 2012 and 2011 was immaterial.

(dollars in thousands)	Carrying Amount	Fair Value Measurements at December 31, 2012			
		Total	Level 1	Level 2	Level 3
Financial Assets					
Cash and cash equivalents	$ 39,539	$ 39,539	$39,529	$ —	$ —
Interest-bearing deposits in banks	3,529	3,529	3,529	—	—
Investment securities available for sale	157,256	157,256	—	157,256	—
Investment securities held to maturity	1,665	1,746	—	1,746	—
Mortgage loans held for sale	5,627	5,627	—	5,627	—
Loans, net	667,809	676,622	—	—	676,622
Cash surrender value of BOLI	17,286	17,286	17,286	—	—
FDIC loss sharing receivable	15,546	15,546	—	—	15,546
Financial Liabilities					
Deposits	$771,429	$774,325	$ —	$692,377	$ 81,948
Short-term FHLB advances	10,000	10,000	10,000	—	—
Long-term FHLB advances	36,257	37,619	—	19,362	18,257

(dollars in thousands)	Carrying Amount	Fair Value Measurements at December 31, 2011			
		Total	Level 1	Level 2	Level 3
Financial Assets					
Cash and cash equivalents	$ 31,769	$ 31,769	$31,769	$ —	$ —
Interest-bearing deposits in banks	5,583	5,583	5,583	—	—
Investment securities available for sale	155,260	155,260	—	155,260	—
Investment securities held to maturity	3,462	3,575	—	3,575	—
Mortgage loans held for sale	1,673	1,673	—	1,673	—
Loans, net	661,267	686,538	—	—	686,538
Cash surrender value of BOLI	16,771	16,771	16,771	—	—
FDIC loss sharing receivable	24,222	24,222	—	—	24,222
Financial Liabilities					
Deposits	$730,734	$732,266	$ —	$603,232	$129,034
Short-term FHLB advances	52,634	52,634	37,500	—	15,134
Long-term FHLB advances	40,989	42,465	—	23,476	18,989

20. Condensed Parent Company Only Financial Statements

Condensed financial statements of Home Bancorp, Inc. (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2012 and 2011

(dollars in thousands)	2012	2011
Assets		
Cash in bank	$ 2,088	$ 1,975
Investment securities	4,182	9,126
Investment in subsidiary	135,298	122,998
Other assets	629	72
Total assets	$142,197	$134,171
Liabilities	$ 623	$ (114)
Shareholders' equity	141,574	134,285
Total liabilities and shareholders' equity	$142,197	$134,171

Condensed Statements of Operations

For the Years Ended December 31, 2012, 2011 and 2010

(dollars in thousands)	2012	2011	2010
Operating income			
Interest income	$ 160	$ 397	$ 740
Gain on sale of investment	163	—	—
Dividend from subsidiary	—	18,000	—
Total operating income	323	18,397	740
Operating expenses			
Other expenses	163	203	250
Total operating expenses	163	203	250
Income before income tax expense and equity in undistributed earnings of subsidiary	160	18,194	490
Income tax expense	63	76	192
Income before equity in undistributed earnings of subsidiary	97	18,118	298
Increase (decrease) in equity in undistributed earnings of subsidiary	9,093	(12,998)	4,390
Net income	$9,190	$ 5,120	$4,688

Condensed Statements of Cash Flows

For the Years Ended December 31, 2012, 2011 and 2010

(dollars in thousands)	2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ 9,190	$ 5,120	$ 4,688
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization of premium/discount on investments	(6)	(20)	(24)
Gain on sale of investment securities	(163)	—	—
Non-cash compensation	612	520	474
(Decrease) increase in accrued interest and other assets	(558)	669	244
Decrease in equity in net income of subsidiary	(9,093)	(5,002)	(4,390)
Dividend from subsidiary	—	18,000	—
Increase (decrease) in accrued expenses and other liabilities	788	(456)	(185)
Net Cash Provided by Operating Activities	770	18,831	807
Cash Flows from Investing Activities			
Proceeds from prepayment on available for sale securities	2,437	6,332	7,994
Proceeds from sale of available for sale securities	2,527	—	—
Net cash paid in acquisitions	—	(26,417)	—
Net Cash Provided by (Used in) Investing Activities	4,964	(20,085)	7,994
Cash Flows from Financing Activities			
Proceeds from exercise of stock options	207	75	—
Purchase of treasury stock	(5,828)	(5,467)	(8,577)
Net Cash Used in Financing Activities	(5,621)	(5,392)	(8,577)
Net Increase (Decrease) in Cash and Cash Equivalents	113	(6,646)	224
Cash and Cash Equivalents as of Beginning of Period	1,975	8,621	8,397
Cash and Cash Equivalents as of End of Period	$ 2,088	$ 1,975	$ 8,621

21. Consolidated Quarterly Results of Operations (unaudited)

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2012				
Total interest income	$11,265	$11,230	$12,120	$11,507
Total interest expense	1,313	1,262	1,204	1,135
Net interest income	9,952	9,968	10,916	10,372
Provision for loan losses	712	1,160	56	483
Net interest income after provision for loan losses	9,240	8,808	10,860	9,889
Noninterest income	1,700	1,900	2,087	1,765
Noninterest expense	7,809	8,043	8,389	8,213
Income before income taxes	3,131	2,665	4,558	3,441
Income tax expense	1,071	912	1,506	1,116
Net income	$ 2,060	$ 1,753	$ 3,052	$ 2,325
Earnings per share – basic	$ 0.30	$ 0.25	$ 0.44	$ 0.34
Earnings per share – diluted	$ 0.29	$ 0.24	$ 0.42	$ 0.33

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2011				
Total interest income	$8,158	$8,117	$10,789	$11,371
Total interest expense	1,278	1,150	1,400	1,389
Net interest income	6,880	6,967	9,389	9,982
Provision for loan losses	102	264	526	568
Net interest income after provision for loan losses	6,778	6,703	8,863	9,414
Noninterest income	1,222	2,102	1,599	1,858
Noninterest expense	6,708	6,811	9,182	8,083
Income before income taxes	1,292	1,994	1,280	3,189
Income tax expense	497	726	357	1,055
Net income	$ 795	$1,268	$ 923	$ 2,134
Earnings per share – basic	$ 0.11	$ 0.18	$ 0.13	$ 0.31
Earnings per share – diluted	$ 0.11	$ 0.17	$ 0.13	$ 0.30

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2012. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

Management's Report on Internal Control over Financial Reporting

The management of Home Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with the accounting principles generally accepted in the United States of America. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

The Company's internal control systems are designed to ensure that transactions are properly authorized and recorded in the financial records and to safeguard assets from material loss or misuse. Such assurance cannot be absolute because of inherent limitations in any internal control system.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on the criteria for effective internal control established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2012. Our independent registered public accountants have issued an audit report on the company's internal control over financial reporting. This report appears on page 44.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) occurred during the fourth fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required herein is incorporated by reference from the information contained in the sections captioned "Information with Respect to Nominees for Director, Continuing Directors and Executive Officers" and "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement to be filed with the SEC for the 2013 Annual Meeting of Shareholders to be held in May 2013 (the "Proxy Statement").

The Company has adopted a Code of Conduct and Ethics that applies to its principal executive officer and principal financial officer, as well as other officers and employees of the Company and the Bank. A copy of the Code of Ethics is available on the Company's website at *www.home24bank.com*.

Item 11. Executive Compensation.

The information required herein with respect to the security ownership of certain beneficial owners and management is incorporated by reference from the information contained in the sections captioned "Management Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information. The following table provides information as of December 31, 2012 with respect to shares of common stock that may be issued under our existing equity compensation plans, which consist of the 2009 Stock Option Plan and 2009 Recognition and Retention Plan, both of which were approved by our shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	995,360[1]	$11.84[1]	28,722
Equity compensation plans not approved by security holders	—	—	—
Total	995,360	$11.84	28,722

(1) Includes 144,840 shares subject to restricted stock grants which were not vested as of December 31, 2012. The weighted-average exercise price excludes such restricted stock grants.

The information required herein is incorporated by reference from the information contained in the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required herein is incorporated by reference from the information contained in the sections captioned "Management Compensation – Related Party Transactions" and "Information with Respect to Nominees for Director, Continuing Directors and Executive Officers" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required herein is incorporated by reference from the information contained in the sections captioned "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) The following financial statements are incorporated by reference from Item 8 hereof:

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

(2) All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

No.	Description	Location
2.1	Purchase and Assumption Agreement, Whole Banks, All Deposits, Among the Federal Deposit Insurance Corporation, Receiver of Statewide Bank, Covington, Louisiana, the Federal Deposit Insurance Corporation and Home Bank, dated as of March 12, 2010	(1)
3.1	Articles of Incorporation of Home Bancorp, Inc.	(2)
3.2	Amended and Restated Bylaws of Home Bancorp, Inc.	(3)
4.0	Form of Stock Certificate of Home Bancorp, Inc.	(2)
10.1	Salary Continuation Agreement by and between Home Bank and John W. Bordelon*	(2)
10.2	Salary Continuation Agreement by and between Home Bank and Darren E. Guidry*	(2)
10.3	Amendment No. 1 to the Salary Continuation Agreement by and between Home Bank and John W. Bordelon*	(4)
10.4	Amendment No. 1 to the Salary Continuation Agreement by and between Home Bank and Darren E. Guidry*	(4)
10.5	2005 Directors' Deferral Plan*	(4)
10.6	Amended and Restated Employment Agreement by and between Home Bank and John W. Bordelon*	(5)
10.7	Amended and Restated Employment Agreement by and between Home Bancorp, Inc. and John W. Bordelon*	(5)
10.8	Amended and Restated Employment Agreement by and between Home Bank and Darren E. Guidry*	(5)

No.	Description	Location
10.9	Amended and Restated Employment Agreement by and between Home Bank and Scott T. Sutton*	(5)
10.10	Amended and Restated Employment Agreement by and between Home Bank and Joseph B. Zanco*	(5)
10.11	Home Bancorp, Inc. 2009 Stock Option Plan*	(6)
10.12	Home Bancorp, Inc. 2009 Recognition and Retention Plan and Trust Agreement*	(7)
23.1	Consent of Porter Keadle Moore, LLC	Filed herewith
31.1	Rule 13(a)-14(a) Certification of the Chief Executive Officer	Filed herewith
31.2	Rule 13(a)-14(a) Certification of the Chief Financial Officer	Filed herewith
32.0	Section 1350 Certification	Filed herewith
101.INS	XBRL Instance Document**	
101.SCH	XBRL Taxonomy Extension Schema Document**	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**	
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document**	

* Denotes a management contract or compensatory plan or arrangement.

** Furnished with this Form 10-K.

(1) Incorporated by reference from the like-numbered exhibit included in the Company's Current Report on Form 8-K, dated as of March 12, 2010, filed March 18, 2010 (SEC File No. 001-34190).

(2) Incorporated by reference from the like-numbered exhibit included in Home Bancorp's registration statement on Form S-1, filed June 6, 2008 (SEC File No. 333-151492).

(3) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of March 23, 2009 and filed March 27, 2009 (SEC File No. 001-34190).

(4) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of December 22, 2008 and filed December 29, 2008 (SEC File No. 001-34190).

(5) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of March 28, 2011 and filed March 30, 2011 (SEC File No. 001-34190).

(6) Incorporated by reference from Appendix A to Home Bancorp's definitive proxy statement filed April 1, 2009 (SEC File No. 001-34190) and included in Form S-8, filed June 23, 2009 (SEC File No. 333-160155).

(7) Incorporated by reference from Appendix B to Home Bancorp's definitive proxy statement filed April 1, 2009 (SEC File No. 001-34190).

(b) Exhibits

The exhibits listed under (a)(3) of this Item 15 are filed herewith.

(c) Reference is made to (a)(2) of this Item 15.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME BANCORP, INC.

March 15, 2013

By: /s/ John W. Bordelon
John W. Bordelon
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ John W. Bordelon John W. Bordelon	President, Chief Executive Officer and Director	March 15, 2013
/s/ Michael P. Maraist Michael P. Maraist	Chairman of the Board	March 15, 2013
/s/ Paul J. Blanchet, III Paul J. Blanchet, III	Director	March 15, 2013
/s/ Richard J. Bourgeois Richard J. Bourgeois	Director	March 15, 2013
/s/ Henry W. Busch, Jr. Henry William Busch, Jr.	Director	March 15, 2013
/s/ John A. Hendry John A. Hendry	Director	March 15, 2013
/s/ Marc W. Judice Marc W. Judice	Director	March 15, 2013
/s/ Joseph B. Zanco Joseph B. Zanco	Executive Vice President and Chief Financial Officer	March 15, 2013
/s/ Mary H. Hopkins Mary H. Hopkins	Home Bank First Vice President and Director of Financial Reporting	March 15, 2013


Home HB Bancorp, Inc.

ABOUT THE COMPANY

Home Bancorp, Inc. is the parent company for Home Bank, a federally chartered savings bank headquartered in Lafayette, Louisiana. Home Bank offers a full range of deposit and loan products through 22 banking centers in four of the most vibrant and growing regions of Louisiana: Acadiana, Baton Rouge, New Orleans and the Northshore of Lake Ponchartrain.

Executive Officers

John W. Bordelon
President and Chief Executive Officer

Darren E. Guidry
Executive Vice President
and Chief Lending Officer

Scott T. Sutton
Executive Vice President
and Chief Operations Officer

Joseph B. Zanco
Executive Vice President
and Chief Financial Officer

Website

Information about Home Bancorp, Inc. and Home Bank may be obtained on our website at **www.home24bank.com**. Investors interested in Home Bancorp, Inc. stock quotes, news releases, SEC filings and other corporate information may click on Investor Relations in the About Us section of our website.

Registrar and Transfer Agent

Registrar and Transfer Company
12 Commerce Drive
Cranford, NJ 07016
(800) 866-1340

Shareholder Information

Shareholders, investors and analysts interested in corporate information may contact:

Joseph B. Zanco
Chief Financial Officer
Home Bancorp, Inc.
P.O. Box 81459
Lafayette, LA 70598-1459
(337) 237-1960
investor@home24bank.com

Annual Meeting

The annual meeting of shareholders will be Wednesday, May 8, 2013, at 9 a.m. at the Petroleum Club, 111 Heymann Boulevard, Lafayette, LA 70503.

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Home Bancorp, Inc.

Home Bancorp, Inc.

Main Office
(337) 237-1960

Street Address
503 Kaliste Saloom Road
Lafayette, LA 70508

Mailing Address
P.O. Box 81459
Lafayette, LA 70598-1459

www.home24bank.com